     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              UNWIRED PLANET, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           3661                          94-3219054
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                              800 CHESAPEAKE DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 562-0200
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 ALAIN ROSSMANN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              UNWIRED PLANET, INC.
                              800 CHESAPEAKE DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 562-0200
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                MARK A. MEDEARIS                                MARK A. BERTELSEN
                  LAUREL FINCH                                   JON C. GONZALES
              CARL L. SPATARO, JR.                              DAVID M. CAMPBELL
               VENTURE LAW GROUP                         WILSON SONSINI GOODRICH & ROSATI
           A PROFESSIONAL CORPORATION                        PROFESSIONAL CORPORATION
              2775 SAND HILL ROAD                               650 PAGE MILL ROAD
              MENLO PARK, CA 94025                             PALO ALTO, CA 94304

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF SECURITIES TO                   AGGREGATE             AMOUNT OF
                       BE REGISTERED                           OFFERING PRICE(1)      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common stock, par value $.001 per share.....................      $55,200,000             $15,346
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) and Rule 457(o) under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 29, 1999

                                                 Shares

                                     [LOGO]

                                  Common Stock

                               ------------------

Prior to this offering, there has been no public market for the common stock of
 Unwired Planet, Inc. The initial public offering price of the common stock is
 expected to be between $     and $     per share. We will make application to
  list the common stock on The Nasdaq Stock Market's National Market under the symbol "UNWP."

 We have granted the underwriters an option to purchase a maximum of additional shares to cover over-allotments of shares.

  INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING ON
                                    PAGE 6.

                                                                UNDERWRITING
                                                     PRICE TO   DISCOUNTS AND    PROCEEDS TO
                                                      PUBLIC     COMMISSIONS    UNWIRED PLANET
                                                     --------   -------------   --------------
Per Share..........................................  $              $
Total..............................................  $              $

     Delivery of the shares of common stock will be made on or about
             , 1999, against payment in immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
CREDIT SUISSE FIRST BOSTON
                 BANCBOSTON ROBERTSON STEPHENS
                                 HAMBRECHT & QUIST
                                               U.S. BANCORP PIPER JAFFRAY

                      Prospectus dated              , 1999

                              [INSIDE FRONT COVER]

                                [COLOR ARTWORK]

                               TABLE OF CONTENTS

                                   PAGE
                                   ----
PROSPECTUS SUMMARY...............     4
RISK FACTORS.....................     6
USE OF PROCEEDS..................    19
DIVIDEND POLICY..................    19
CERTAIN INFORMATION..............    19
CAPITALIZATION...................    20
DILUTION.........................    21
SELECTED CONSOLIDATED FINANCIAL
  DATA...........................    22
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS......    23
BUSINESS.........................    36

                                   PAGE
                                   ----
MANAGEMENT.......................    52
CERTAIN TRANSACTIONS.............    63
PRINCIPAL STOCKHOLDERS...........    65
DESCRIPTION OF CAPITAL STOCK.....    67
SHARES ELIGIBLE FOR
  FUTURE SALE....................    69
UNDERWRITING.....................    71
NOTICE TO CANADIAN RESIDENTS.....    73
LEGAL MATTERS....................    74
EXPERTS..........................    74
ADDITIONAL INFORMATION...........    74
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS.....................   F-1

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                           -------------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                      , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     The Unwired Planet logo, "UP.Mail" and "uplanet.com" are registered trademarks of Unwired Planet, Inc. "Unwired Planet," "UP.Application," "UP. Browser," "UP.Link," "UP.Organizer," "UP.SDK," "UP.Smart" and "UP.Web" are trademarks of Unwired Planet, Inc. This prospectus also contains brand names, trademarks or service marks of companies other than Unwired Planet, Inc., and such brand names, trademarks and service marks are the property of their respective holders.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

                              UNWIRED PLANET, INC.

     We are a leading provider of software that enables the delivery of Internet-based services to mass-market wireless telephones. Using our software, network operators can provide Internet-based services to their wireless subscribers, and wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. Wireless subscribers thus have access to Internet- and corporate intranet-based services, including email, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Our software platform consists of the UP.Link Server Suite, which is installed on network operators' systems, and UP.Browser, which is embedded in wireless telephones.

     We were a pioneer in the convergence of the Internet and mobile telephony. To provide a worldwide standard for the delivery of Internet-based services over mass-market wireless telephones, we formed the Wireless Application Protocol Forum in close cooperation with co-founders Ericsson, Motorola and Nokia. In April 1998, the WAP Forum published technical specifications for application development and product interoperability, substantial portions of which are based on our technology and on Internet standards. Over 90 leading network operators, telecommunications device and equipment manufacturers, and software companies worldwide have joined the WAP Forum as of March 1999.

     We focus on selling our UP.Link Server Suite and related technical support to network operators to enable them to offer a variety of wireless Internet-based services to their subscribers. The UP.Link Server Suite includes
(1) a gateway that facilitates the exchange of data between the Internet and mass-market wireless telephones; (2) a service platform that performs subscriber management and service provisioning functions and communicates with the network operator's customer care and billing systems; and (3) Internet-based wireless applications such as email and personal information management software. As of March 1999, 22 network operators have licensed our software and have commenced or announced commercial service or are in market or laboratory trials. Our current network operator customers include AT&T Wireless Services, Bell Atlantic Mobile, Bell Mobility, SFR/CEGETEL, DDI Corporation, Deutsche Telekom Mobilnet, France Telecom Mobile, GTE Wireless, IDO Corporation, Nextel, Omnitel, Orange, Telecom Italia Mobile, Telenor and Telstra.

     The UP.Browser is a browser and messaging software product that is specifically designed for mass-market wireless telephones. We license our UP.Browser software to wireless telephone manufacturers, who embed UP.Browser into their products. In order to encourage these manufacturers to include UP.Browser in their wireless telephone models, no per-unit royalty is charged. As of March 1999, 22 wireless telephone manufacturers have licensed UP.Browser, including Alcatel, IGS, LG Information & Communications, Mitsubishi, Motorola, Panasonic, Qualcomm, Sagem, Samsung Electronics, Siemens and Sony. In addition, Ericsson and Nokia have announced that they will introduce wireless telephones that will be interoperable with the UP.Link Server Suite.

     Our current stockholders include the following companies or their affiliates: AT&T Wireless Services, Bell Atlantic Mobile, Bell Mobility, Citicorp, DDI Corporation, Gemplus, Hikari Tsushin, Itochu Corporation, Kyocera Corporation, Mitsubishi Communications Industrial, Paribas, Qualcomm, Reuters, Sema Group and Siemens.

     Our principal executive offices are located at 800 Chesapeake Drive, Redwood City, California 94063, and our telephone number is (650) 562-0200.

                                  THE OFFERING

Common stock offered....................                    shares

Common stock to be outstanding after
this offering...........................                    shares

Use of proceeds.........................     Working capital and general
                                             corporate purposes

Proposed Nasdaq National Market
symbol..................................     UNWP

This table is based on shares outstanding as of December 31, 1998. This table excludes:
     - 3,065,778 shares subject to outstanding options at a weighted average exercise price of $1.16 as of December 31, 1998,
     - 31,486 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.81 per share as of December 31, 1998,
     - an aggregate of 5,699,306 shares available for future issuance under our 1995 Stock Plan, 1996 Stock Plan, 1999 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan as of March 15, 1999, and
     - 2,458,543 shares of common stock issuable on conversion of shares of preferred stock that we sold to certain investors in a private placement transaction in March 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                             SIX MONTHS
                                                                                                                ENDED
                                                       DECEMBER 16, 1994       YEAR ENDED JUNE 30,          DECEMBER 31,
                                                        (INCEPTION) TO     ----------------------------   -----------------
                                                         JUNE 30, 1995      1996      1997       1998      1997      1998
                                                       -----------------   -------   -------   --------   -------   -------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Licenses.........................................       $   --         $    --   $    80   $    522   $   175   $   266
    Maintenance and support services.................           --              --       212      1,683       316     2,332
    Consulting services..............................           --              --        --         --        --       587
                                                            ------         -------   -------   --------   -------   -------
        Total revenues...............................           --              --       292      2,205       491     3,185
                                                            ------         -------   -------   --------   -------   -------
  Gross profit (loss)................................           --              --       (61)     1,047        41     1,853
                                                            ------         -------   -------   --------   -------   -------
  Operating loss.....................................         (103)         (2,666)   (8,455)   (11,605)   (5,127)   (9,103)
                                                            ------         -------   -------   --------   -------   -------
  Net loss...........................................       $ (103)        $(2,470)  $(7,991)  $(10,623)  $(4,955)  $(8,323)
                                                            ======         =======   =======   ========   =======   =======
  Basic and diluted net loss per share...............       $(0.02)        $ (0.53)  $ (1.67)  $  (2.03)  $ (0.97)  $ (1.49)
                                                            ======         =======   =======   ========   =======   =======
  Shares used in computing basic and diluted net loss
    per share........................................        4,671           4,704     4,776      5,221     5,098     5,578
                                                            ======         =======   =======   ========   =======   =======

                                                                  DECEMBER 31, 1998
                                                              -------------------------
                                                              ACTUAL      AS ADJUSTED
                                                              -------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........  $29,261       $
  Total assets..............................................   34,627
  Equipment loan and capital lease obligations, less current
    portion.................................................      712
  Total stockholders' equity................................   20,595

-------------------------

    See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute the net loss per share amounts.

     The as adjusted numbers in the table above are adjusted to give effect to receipt of the net proceeds from the sale of shares of common stock offered by
us at an assumed offering price of $     per share after deducting the estimated
underwriting discounts and commissions and estimated offering expenses payable by us. See also "Use of Proceeds," "Capitalization" and "Underwriting."

     Except as otherwise noted herein, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and gives effect to (1) the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon completion of this offering, (2) a two-for-three reverse stock split to be completed prior to this offering and (3) the filing of our amended and restated certificate of incorporation upon completion of this offering. See "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial also may impair our business operations. You should also refer to the other information set forth in this prospectus, including the discussions set forth in "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our consolidated financial statements and the related notes.

WE HAVE A LIMITED OPERATING HISTORY.

     We were incorporated and commenced operations in December 1994 and commercially released the first versions of our UP.Link and UP.Browser products in June 1996. Accordingly, we only have a limited operating history on which you can base your evaluation of our business and prospects. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the wireless telecommunications and Internet software industries. These risks include, among others:

     - our need for network operators to launch and maintain commercial services utilizing our products;

     - the uncertainty of market acceptance of commercial services utilizing our products;

     - our substantial dependence on products with only limited market acceptance to date;

     - our need to introduce reliable and robust products that meet the demanding needs of network operators and wireless telephone manufacturers;

     - our need to expand our marketing, sales, consulting and support organizations, as well as our distribution channels;

     - our ability to anticipate and respond to market competition;

     - our need to manage expanding operations; and

     - our dependence upon key personnel.

     We cannot be certain that our business strategy will be successful or that we will successfully address these risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO EXPERIENCE LOSSES.

     We incurred net losses of $8.0 million and $10.6 million for the fiscal years ended June 30, 1997 and 1998, respectively, and a net loss of $8.3 million for the six months ended December 31, 1998. As of December 31, 1998, we had an accumulated deficit of $29.5 million. We expect to continue to incur significant product development, sales and marketing, and administrative expenses. As a result, we will need to generate significant revenues to become profitable and sustain profitability on a quarterly or annual basis. We cannot assure you that our revenues will continue to grow or that we will achieve profitability in the future. Our ability to increase revenues and achieve or sustain profitability also depends on a number of factors outside of our control, including the extent to which:

     - there is market acceptance of commercial services utilizing our products;

     - our competitors announce and develop, or lower the prices of, competing products; and

     - our strategic partners dedicate resources to selling our products and services.

     As a result, we may not be able to increase revenue or achieve profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, some of which are outside of our control. These factors include, but are not limited to:

     - delays in market acceptance or implementation by our customers of our products and services;

     - changes in demand by our customers for additional products and services;

     - our lengthy sales cycle, our concentrated target market and the potentially substantial effect on total revenues that may result from the gain or loss of business from each incremental network operator customer;

     - introduction of new products or services by us or our competitors;

     - delays in developing and introducing new products and services;

     - changes in our pricing policies or those of our competitors or customers;

     - changes in our mix of domestic and international sales;

     - risks inherent in international operations;

     - changes in our mix of license, consulting and maintenance and support services revenues;

     - changes in accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation; and

     - the impact of Year 2000 concerns on the timing of capital expenditures by network operators and their launches of commercial services utilizing our products and services.

     Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Due to the foregoing factors, you should not rely on our quarterly revenue and operating results to predict our future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

OUR SALES CYCLE IS LONG.

     Because the purchase of our products involves significant capital investment decisions by prospective customers, we must educate our prospective customers regarding the use and benefits of our products. As a result, we expect that the typical sales cycle of our products will be lengthy, generally between nine and twelve months, and unpredictable. Further, many of our prospective customers have neither budgeted expenses for the provision of Internet-based services to wireless subscribers nor specifically dedicated personnel for the procurement and implementation of such products and services. As a result, our customers spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals before purchasing our products. We cannot be certain that our sales cycle will not lengthen in the future. The emerging and evolving nature of the market for Internet-based services via wireless telephones may lead prospective customers to postpone their purchasing decisions. In addition, general concerns regarding Year 2000 compliance may further delay purchase decisions by prospective customers. Any delay in sales of our products could cause our operating results to vary significantly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

OUR SUCCESS DEPENDS ON ACCEPTANCE OF OUR PRODUCTS AND SERVICES BY NETWORK OPERATORS.

     To date, a majority of our revenues have come from annual support service fees paid to us by wireless telephone manufacturers that embed our browser in their wireless telephones. However, our future success depends on our ability to increase revenues from sales of products and services to new and existing network operator customers. This dependence is exacerbated by the relatively small number of network operators worldwide. We currently have only a limited number of network operator customers. While we attempt to license our products to network operators in a manner such that our future revenues are not dependent upon the election by their wireless subscribers to use Internet-based services that utilize our products, we anticipate that agreements in which we bear the risk of subscriber adoption may become more prevalent over time. We cannot assure you that we will be able to increase sales of our products and services.

     In addition, our network operator customers face certain implementation and support challenges in introducing Internet-based services via wireless telephones. Historically, network operators have been relatively slow to implement new complex services such as Internet-based services. In addition, network operators may encounter greater customer service demands to support Internet-based services via wireless telephones than they do for their traditional voice services. These and other challenges may slow their rate of adoption or implementation of the services our products enable. We have limited or no control over the pace at which network operators implement these new services. The failure of network operators to introduce and support services utilizing our products in a timely and effective manner could materially harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

FAILURE TO RETAIN CUSTOMERS OR ADD NEW CUSTOMERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     To date, a significant portion of our revenues in any particular period has been attributable to a limited number of customers, comprised primarily of network operators and wireless telephone manufacturers. For example, during the year ended June 30, 1998, AT&T Wireless Services and Matsushita Communications Industrial accounted for approximately 22% and 18%, respectively, of our total revenues. We believe that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for each quarter for the foreseeable future. Any failure by us to capture a significant share of those customers could materially harm our business.

THE MARKET FOR OUR PRODUCTS AND SERVICES IS UNDEVELOPED, AND MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES IS UNCERTAIN.

     We have focused our efforts on mass-market wireless telephones as the principal means of delivery of Internet-based services using our products. The market for Internet-based services via wireless telephones is unproven, has only recently begun to develop, is rapidly evolving, and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products that facilitate the delivery of Internet-based services through wireless telephones. There are currently many competing products used by mobile individuals to remotely access the Internet and email, including portable computers and personal digital assistants. These products generally are designed for the visual presentation of data, while wireless telephones historically have been limited in this regard. If mobile individuals do not adopt wireless telephones as a means of accessing Internet-based services, our business would suffer. In addition, we cannot predict the rate of adoption by wireless subscribers of these services or the price they will be willing to pay for these services. As a result, it is extremely difficult to predict the pricing of such services and the future size and growth rate of this market.

     Furthermore, we have agreements with certain network operators under which our future revenues are dependent upon the elective adoption of Internet-based services by their wireless subscribers. We anticipate that agreements in which we bear the risk of subscriber adoption may become more prevalent over time. If the market for Internet-based services via wireless telephones fails to develop or develops more slowly than expected, our business could suffer materially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

WE DEPEND ON THE EMERGENCE OF THE WAP FORUM'S SPECIFICATIONS AS THE PREDOMINANT STANDARDS FOR THE DELIVERY OF INTERNET-BASED SERVICES THROUGH WIRELESS TELEPHONES.

     We are currently focusing our limited resources on developing products that are compliant with the specifications promulgated by the WAP Forum. If those specifications do not emerge as the predominant standards for Internet-based services via wireless telephones, our business could suffer. In particular, Microsoft Corporation and Wireless Knowledge, LLC, a joint venture of Microsoft and Qualcomm Incorporated, have announced their intention to introduce products that may compete directly with our UP.Link, UP.Browser and UP.Application products. In addition, Microsoft has announced that it intends to port its Windows CE operating system to wireless handheld devices, including wireless telephones, and to develop and market its own browser for such devices. If network operators were to adopt a solution other than one based on the specifications promulgated by the WAP Forum, our business could be adversely affected. Furthermore, if the specifications promulgated by the WAP Forum were to change, and if we are unable to develop and market products and services that are compliant with these new or alternative specifications in a timely manner, our business could suffer materially. See "Business -- Technology."

OUR BUSINESS DEPENDS HEAVILY ON WIRELESS TELEPHONE MANUFACTURERS.

     Our UP.Link Server Suite software offers enhanced features and functionality that are not currently covered by the specifications promulgated by the WAP Forum. As a result, subscribers currently must use UP.Browser-enabled wireless telephones in order to fully utilize these features and functionality. Thus, our business strategy relies to a significant extent on the widespread propagation of UP.Browser in wireless telephones through our relationships with network operators and wireless telephone manufacturers. All of our agreements with wireless telephone manufacturers are nonexclusive, so they may choose to embed a browser other than ours in their wireless telephones. We may not succeed in maintaining and developing relationships with telephone manufacturers, and any such arrangements may be terminated early or not renewed at expiration. In addition, wireless telephone manufacturers may not produce products using UP.Browser in a timely manner and in sufficient quantities, if at all. If for any reason we fail to achieve widespread embedding of our UP.Browser in wireless telephones, our business would suffer materially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

WE EXPECT TO RELY ON SALES OF ONE PRODUCT FAMILY.

     Although revenues related to our UP.Browser product represent substantially all of our revenues to date, we expect revenues derived from licensing of our UP.Link Server Suite software and delivery of related services to account for a substantial majority of our future revenues. As a result, factors adversely affecting the pricing of, or demand for, the UP.Link Server Suite software and related services, such as competition or technological change, could harm our business. In addition, if we are unable to develop, introduce and establish customer acceptance of new and enhanced versions of the UP.Link Server Suite software, our business could materially suffer. See "Business -- Products and Services."

THE MARKET FOR OUR PRODUCTS AND SERVICES IS HIGHLY COMPETITIVE.

     The market for our products and services is becoming increasingly competitive. The widespread adoption of open industry standards such as the WAP specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. We expect that we will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings. Our current and potential competitors include the following:

     - Wireless equipment manufacturers, such as Ericsson and Nokia, which are developing and marketing competitive server, browser and application software products. These companies already sell billions of dollars of wireless telephones and other telecommunications products to network operators who are our existing and potential customers.

     - Microsoft and Wireless Knowledge, a joint venture of Microsoft and Qualcomm, which have announced their intention to introduce products that may compete directly with our UP.Link and UP.Browser products, as well as our UP.Applications. In addition, Microsoft has announced that it intends to port its Windows CE operating system to wireless handheld devices, including wireless telephones, and to develop and market its own browser for such devices.

     - Systems integrators, such as CMG plc and APiON Ltd., and software companies, such as Oracle Corporation, which are developing and marketing server software that is compliant with the specifications promulgated by the WAP Forum.

     - Providers of Internet software applications and content, electronic messaging applications and personal information management software solutions, any of whom could offer products and services that compete with ours.

     Many of our existing competitors, as well as potential competitors, have substantially greater financial, technical, marketing and distribution resources than we do. Several of these companies also have greater name recognition and more well-established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer more attractive terms to customers than we can. We may face increasing price pressure from our network operator customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to compete more effectively. Finally, existing and potential competitors may develop enhancements to, or future generations of, competitive products that will have better performance features than our products. See "Business -- Competition."

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

     The telecommunications and Internet software markets in which we compete are characterized by rapid technological change, frequent new product and service introductions, changes in customer requirements and evolving industry standards. Existing products and services can become obsolete and unmarketable when new technologies are introduced or new industry standards emerge. As a result, the life cycle of our products is difficult to estimate. To be successful, we will need to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis. We cannot be certain that we will develop these types of products, services and enhancements or that our products or services will achieve market acceptance. In particular, we are currently developing our first products that will be compatible with the WAP Forum's specifications. These products are currently expected to be commercially available in the second half of 1999. If we are unable to develop and market new products, services and enhancements in a timely and cost-effective manner, our business could suffer materially. See "Business -- Research and Product Development."

OUR SOFTWARE PRODUCTS MAY CONTAIN DEFECTS OR ERRORS, AND SHIPMENTS OF OUR SOFTWARE MAY BE DELAYED.

     The software we develop is complex and must meet the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing Internet software and telecommunications markets. Software products and services as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. We have in the past experienced delays in releasing certain versions of our products until software problems were corrected. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products and damage to our reputation, as well as lost revenues, diverted development resources, and increased service and warranty costs, any of which could materially and adversely affect our business. "Business -- Research and Product Development."

OUR SUCCESS DEPENDS ON KEY MANAGEMENT AND TECHNICAL PERSONNEL.

     Because of the technical nature of our products and the dynamic market in which we compete, our performance depends on attracting and retaining key employees. In particular, our future success depends in part on the continued services of each of our current executive officers. In addition, we are currently seeking to hire a Vice President of Worldwide Sales. Competition for qualified personnel in the telecommunications and Internet software industries is intense, and finding qualified personnel with experience in both industries is even more difficult. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions, and it is becoming increasingly difficult to hire and retain such persons. Competitors and others have in the past, and may in the future, attempt to recruit our employees. If we cannot hire and retain key personnel, our business could suffer materially. See "Business -- Employees."

WE MUST SUCCESSFULLY MANAGE OUR ANTICIPATED GROWTH.

     To succeed in the implementation of our business strategy, we must rapidly execute our sales strategy and further develop products and expand service capabilities, while managing anticipated growth by implementing effective planning and operating processes. To manage anticipated growth, we must:

     - continue to implement and improve our operational, financial and management information systems;

     - hire, train and retain additional qualified personnel;

     - continue to expand and upgrade core technologies; and

     - effectively manage multiple relationships with various network operators, wireless telephone manufacturers, content providers, applications developers and other third parties.

     Our systems, procedures and controls may not be adequate to support our operations, and our management may not be able to achieve the rapid execution necessary to exploit the market for our products and services. If we fail to manage our growth effectively, our business could suffer materially. See "Business -- Employees."

OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO MAINTAIN AND EXPAND OUR DISTRIBUTION CHANNELS.

     Our success depends in part on our ability to increase sales of our products and services through value-added resellers and systems integrators and to expand our indirect distribution channels. If we are unable to maintain the relationships that we have with our existing distribution partners, increase revenues derived from sales through our indirect distribution channels, or increase the number of distribution partners with whom we have relationships, then we may not be able to increase our revenues or achieve profitability.

     In addition, our agreements with our distribution partners do not restrict the sale by them of products and services that are competitive with our products and services, and each of our partners generally can cease marketing our products and services at their option and, under certain circumstances, with little notice and with little or no penalty. See "Business -- Sales and Marketing."

WE DEPEND ON OTHERS TO PROVIDE CONTENT AND DEVELOP APPLICATIONS FOR WIRELESS TELEPHONES.

     In order to increase the value to customers of our product platform and encourage subscriber demand for Internet-based services via wireless telephones, we must successfully promote the development of Internet-based applications and content for this market. Our success in motivating content providers and application developers to create and support content and applications that subscribers find useful and compelling will depend, in part, on our ability to develop a customer base of network operators and wireless telephone manufacturers large enough to justify significant and continued investments in these endeavors. If content providers and application developers fail to create sufficient applications and content for Internet-based services via wireless telephones, our business could suffer materially. See "Business -- Research and Product Development" and "-- Sales and Marketing."

WE MUST INTEGRATE OUR PRODUCTS WITH THIRD-PARTY TECHNOLOGY.

     Our products are integrated with network operators' systems and wireless telephones. If, as a result of technology enhancements or upgrades of such systems or telephones, we are unable to integrate our products with such systems or telephones, we could be required to redesign our software products. Moreover, many network operators use legacy, or custom-made, systems for their general network management software. Legacy systems are typically very difficult to integrate with new server software such as our UP.Link Server Suite. We may not be able to redesign our products or develop redesigned products that achieve market acceptance. If we are unable to integrate our platform products with third-party technology, our business could suffer materially. See "Business -- Research and Product Development."

WE RELY ON TECHNOLOGY LICENSED TO US BY OTHERS.

     We license technology that is incorporated into our products from certain third parties, such as RSA Data Security, Inc. and other companies. Any significant interruption in the supply of any licensed software could materially and adversely affect our sales, unless and until we are able to replace the functionality provided by such licensed software. Because our products incorporate software developed and maintained by third parties, we depend on such third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. The failure of these third parties to meet these criteria could materially harm our business. See "Business -- Research and Product Development."

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS OR MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS.

     Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. We rely on patent protection, as well as a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions, to protect our proprietary rights, but these legal means afford only limited protection. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Thus, the measures we are taking to protect our proprietary rights in the United States and abroad may not be adequate. Finally, our competitors may independently develop similar technologies.

     The telecommunications and Internet software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. For example, we may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. To address such patent infringement claims, we may have to enter into royalty or licensing agreements on disadvantageous commercial terms. A successful claim of product infringement against us, and our failure to license the infringed or similar technology, would harm our business. In addition, any infringement claims, with or without merit, could be time-consuming and expensive to litigate or settle and could divert management attention from administering our core business.

     In connection with our application to register the "Unwired Planet" mark, a third party filed a notice of opposition with the United States Patent and Trademark Office. We are currently in negotiations with this third party to obtain its consent to our registration. If we are not able to obtain registration of the "Unwired Planet" mark, we would have to rely solely on common law protection for this mark.

INTERNATIONAL EXPANSION IS AN IMPORTANT PART OF OUR STRATEGY, AND SUCH EXPANSION CARRIES SPECIFIC RISKS.

     International sales of products and services accounted for 7% and 44% of our total revenues in the years ended June 30, 1997 and 1998, respectively, and 66% of our total revenues for the six months ended December 31, 1998. We expect international sales to continue to account for a significant portion of our revenues, although the percentage of our total revenues derived from international sales may vary. To date, almost all of such revenues have resulted from our direct sales efforts. In international markets, however, we expect that network operators generally require that our products and support services be supplied through value-added resellers and systems integrators. Thus, we expect that in the future a significant portion of such sales will be made through value-added resellers and systems integrators, and the success of our international operations will depend on our ability to maintain productive relationships with value-added resellers and systems integrators. Additionally, any such relationships may fail to result in increased sales of our products and services. Success in many international markets is also dependent on development by us and by third parties of localized applications and content. The failure to successfully develop certain international markets for our products could materially and adversely affect our business.

     Additional risks inherent in our international business activities, any of which could potentially harm our business, include:

     - fluctuations in foreign currency exchange rates;

     - restrictions on the export of encryption and other technologies;

     - changes in regulatory requirements;

     - costs of localizing our products for foreign markets;

     - availability of suitable export financing;

     - timing and availability of export licenses;

     - tariffs and other trade barriers;

     - political and economic instability;

     - difficulties in staffing and managing foreign operations;

     - potentially adverse tax consequences;

     - reduced protection of intellectual property rights in certain foreign countries;

     - the burden of complying with a wide variety of complex foreign laws and treaties; and

     - longer accounts receivable collection time.

Agreements with international customers and others may be governed by foreign laws, which may differ significantly from domestic laws. Any of these factors could materially and adversely affect our international sales and operations, as well as our overall business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and
"Business -- Sales and Marketing."

WE FACE YEAR 2000 RISKS.

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Year 2000 compliance efforts may involve significant time and expense, and uncorrected problems could materially and adversely affect our business. We may face claims based on Year 2000 issues arising from the integration of multiple products, including ours, within an overall system. Network operators may also cease or delay purchase and installation of new complex systems, such as our server software products, as a result of, and during, their own internal Year 2000 testing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure."

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS, CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

     As part of our business strategy, we expect to review acquisition prospects that we believe would be advantageous to the development of our business. While we have no current agreements or negotiations underway with respect to any such acquisitions, we may acquire businesses, products or technologies in the future. In the event of such future acquisitions, we could take any or all of the following actions, any of which could materially and adversely affect our financial results and the price of our common stock:

     - issue equity securities that would dilute existing stockholders' percentage ownership;

     - incur substantial debt; or

     - assume contingent liabilities.

     Acquisitions also entail numerous risks, including:

     - difficulties in assimilating acquired operations, products and personnel with our pre-existing business;

     - unanticipated costs;

     - diversion of management's attention from other business concerns;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks of entering markets in which we have limited or no prior experience; and

     - potential loss of key employees from either our pre-existing business or the acquired organization.

     We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

OUR STOCK PRICE MAY BE VOLATILE.

     Prior to this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay.

     Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

     - variations in our quarterly results;

     - announcements of technological innovations by us or our competitors;

     - introduction of new products or services or new pricing policies by us or our competitors;

     - acquisitions or strategic alliances by us or our competitors;

     - hiring or departure of key personnel;

     - the gain or loss of a significant customer;

     - changes in estimates of our financial performance or changes in recommendations by securities analysts; and

     - market conditions in the industries we serve or the economy as a whole.

     In addition, the stock market in general has experienced extreme price and volume fluctuations. These broad market fluctuations could adversely affect the market price of our common stock. In particular, the market prices of the common stock of many companies in the software and Internet industries have experienced such volatility, which has often been unrelated to these companies' operating performance.

     In the past, securities class action litigation has often been brought against a company following a period of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could materially harm our business.

EXISTING STOCKHOLDERS WILL CONTINUE TO CONTROL THE COMPANY AFTER THIS OFFERING.

     Immediately after this offering, our executive officers and directors, together with entities affiliated with such individuals, will continue to own
approximately      % of our outstanding common stock. Accordingly, these
stockholders may, as a practical matter, continue to be able to control the election of a majority of the directors and the determination of all corporate actions after this offering. This concentration could have the effect of delaying or preventing a change in control.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE.

     Our future capital requirements will depend primarily on our ability to achieve and sustain profitability, as well as other factors, including the growth of the market for digital wireless telephone subscribers, the growth of the market for Internet-enabled wireless telephones, the extent and timing of the market acceptance of our products and services, the progress of our research and development efforts and the expansion of our marketing and sales efforts. We may need to raise additional capital to fund operations, and any such additional financing may not be available on acceptable terms, or at all, when needed. If we are unable to obtain additional capital on acceptable terms, our business could suffer materially.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. Such provisions include the following:

     - establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

     - authorizing the board to issue preferred stock;

     - prohibiting cumulative voting in the election of directors;

     - limiting the persons who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent; and

     - establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

See "Management -- Board Composition" and "Description of Capital
Stock -- Anti-Takeover Provisions of Delaware Law and Certain Charter
Provisions."

FUTURE SALE OF COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     After this offering, we will have outstanding              shares of common
stock. Sales of a substantial number of shares of common stock in the public market following this offering could substantially decrease the market price of our common stock. All of the shares sold in this offering will be freely tradable. A total of 18,111,259 shares of common stock outstanding after this offering will become available for sale in the public market beginning 180 days following the date of this prospectus, upon the expiration of certain 180-day lock-up agreements between our stockholders and Unwired Planet or the underwriters. Of these shares, 11,768,289 shares will be subject to certain volume limitations imposed under federal securities laws. An additional 8,362,796 shares will become eligible for sale in the public market at various times during the six months following the expiration of the 180-day lock-up agreements, subject in some cases to volume limitations.

     If our stockholders sell substantial amounts of common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market, the market price of our common stock could fall. See "Shares Eligible for Future Sale" and "Underwriting."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is in large part because the earlier investors in Unwired Planet paid substantially less than the public offering price when they purchased their shares of common stock. You will experience additional dilution upon the exercise of outstanding stock options or warrants to purchase common stock.

WE HAVE BROAD DISCRETION TO USE THE PROCEEDS OF THIS OFFERING.

     We have not designated any specific use for the net proceeds of this offering. We expect to use the proceeds primarily for working capital and other general corporate purposes. As a result, our management and Board of Directors will have broad discretion in spending the proceeds of this offering. See "Use of Proceeds."

WE DO NOT INTEND TO PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings, if any, for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the                shares of common
stock offered by us are estimated to be approximately $     million
(approximately $     million if the underwriters' over-allotment option is
exercised in full) at an assumed public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.

     We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased domestic and international sales and marketing expenditures, increased research and development expenditures and capital expenditures made in the ordinary course of business. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any such acquisition or joint venture. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current equipment loan prohibit us from paying dividends without our lender's consent.

                              CERTAIN INFORMATION

     We were incorporated in Delaware under the name "Libris, Inc." in December 1994. Our principal executive offices are located at 800 Chesapeake Drive, Redwood City, California 94063, and our telephone number is (650) 562-0200. The address of our Web site is "www.uplanet.com." Information contained on our Web site shall not be deemed to be a part of this prospectus.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - the actual capitalization of Unwired Planet as of December 31, 1998;

     - the pro forma capitalization of Unwired Planet after giving effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock; and

     - the as adjusted capitalization to give effect to the sale of shares of
       common stock at an assumed initial public offering price of $     per
       share in this offering after deducting the estimated underwriting discounts and commissions Unwired Planet expects to pay in connection with this offering and estimated offering expenses payable by Unwired Planet.

     This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                  AS OF DECEMBER 31, 1998
                                                            ------------------------------------
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Equipment loan and capital lease obligations, less current
  portion.................................................  $    712    $             $
                                                            --------    --------      --------
Stockholders' equity:
  Convertible preferred stock $0.001 par value, 17,843,550
     shares authorized, 17,715,627 shares issued and
     outstanding, actual;             shares authorized,
     none issued or outstanding, pro forma; and 5,000,000
     shares authorized, none issued or outstanding, as
     adjusted.............................................        18          --            --
  Common stock $0.001 par value, 29,333,333 shares
     authorized, 6,329,378 shares issued and outstanding,
     actual; 29,333,333 shares authorized,
     shares issued and outstanding, pro forma; and
     100,000,000 shares authorized,             shares
     issued and outstanding, as adjusted(1)...............         6
  Additional paid-in capital..............................    51,963
  Deferred stock-based compensation.......................    (1,390)
  Treasury stock..........................................       (72)
  Notes receivable from stockholders......................      (420)
  Accumulated deficit.....................................   (29,510)
                                                            --------    --------      --------
     Total stockholders' equity...........................    20,595
                                                            --------    --------      --------
     Total capitalization.................................  $ 21,307    $             $
                                                            ========    ========      ========

-------------------------
(1) This table excludes the following shares:

     - 3,065,778 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.16 per share as of December 31, 1998,

     - 31,486 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.81 per share as of such date,

     - an aggregate of 5,699,306 shares available for future issuance under our 1995 Stock Plan, 1996 Stock Plan, 1999 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan as of March 15, 1999, and

     - 2,458,543 shares of common stock issuable on conversion of preferred stock sold to certain investors in March 1999. See "Management -- Stock Plans" and Notes 4, 5 and 9 of the Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of our common stock on December
31,1998 was $     million, or approximately $     per share. Pro forma net
tangible book value represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. After giving effect to our sale of shares of common stock offered by this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable
by us, our net tangible book value would have been $          , or approximately
$     per share. This represents an immediate increase in net tangible book
value of $     per share to existing stockholders and an immediate dilution in
net tangible book value of $     per share to new investors.

Assumed initial public offering price per share.............              $
     Net tangible book value per share as of December 31,
       1998.................................................  $
     Increase per share attributable to new investors.......
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     The following table sets forth, as of December 31, 1998, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by existing investors and by the new investors, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming a public offering price of
$     per share.

                                                                  TOTAL
                                        SHARES PURCHASED      CONSIDERATION
                                       ------------------   ------------------   AVERAGE PRICE
                                        NUMBER    PERCENT    AMOUNT    PERCENT     PER SHARE
                                       --------   -------   --------   -------   -------------
Existing stockholders................                   %   $                %     $
New investors........................
                                       --------    -----    --------    -----
          Total......................              100.0%               100.0%
                                       ========    =====    ========    =====

     If the underwriters' over-allotment option is exercised in full, the following will occur:

     - the number of shares of common stock held by existing stockholders will
       decrease to approximately      % of the total number of shares of our
       common stock outstanding after this offering; and

     - the number of shares held by new investors will be increased to
                 or approximately      % of the total number of shares of our
       common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The tables that follow present portions of our consolidated financial statements and are not complete. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations data for the years ended June 30, 1996, 1997 and 1998, and the consolidated balance sheet data as of June 30, 1997 and 1998, are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, which are included elsewhere in this prospectus. The consolidated statements of operations data for the period from December 16, 1994 (inception) to June 30, 1995 and the consolidated balance sheet data as of June 30, 1995 and 1996 are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the six months ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1998 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our consolidated financial position and results of operations for those periods. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                 SIX MONTHS ENDED
                                               DECEMBER 16,           YEAR ENDED JUNE 30,          DECEMBER 31,
                                           1994 (INCEPTION) TO    ----------------------------   -----------------
                                              JUNE 30, 1995        1996      1997       1998      1997      1998
                                           --------------------   -------   -------   --------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Licenses...............................         $   --          $    --   $    80   $    522   $   175   $   266
  Maintenance and support services.......             --               --       212      1,683       316     2,332
  Consulting services....................             --               --        --         --        --       587
                                                  ------          -------   -------   --------   -------   -------
    Total revenues.......................             --               --       292      2,205       491     3,185
                                                  ------          -------   -------   --------   -------   -------
Cost of revenues:
  Licenses...............................             --               --        87         95        30        88
  Maintenance and support services.......             --               --       266      1,063       420     1,109
  Consulting services....................             --               --        --         --        --       135
                                                  ------          -------   -------   --------   -------   -------
    Total cost of revenues...............             --               --       353      1,158       450     1,332
                                                  ------          -------   -------   --------   -------   -------
    Gross profit (loss)..................             --               --       (61)     1,047        41     1,853
                                                  ------          -------   -------   --------   -------   -------
Operating expenses:
  Research and development...............             92            1,387     3,959      5,732     2,453     5,137
  Sales and marketing....................              6              757     3,198      5,011     1,965     3,875
  General and administrative.............              5              522     1,237      1,801       744     1,440
  Stock-based compensation...............             --               --        --        108         6       504
                                                  ------          -------   -------   --------   -------   -------
    Total operating expenses.............            103            2,666     8,394     12,652     5,168    10,956
                                                  ------          -------   -------   --------   -------   -------
    Operating loss.......................           (103)          (2,666)   (8,455)   (11,605)   (5,127)   (9,103)
Interest income, net.....................             --              196       464        982       172       780
                                                  ------          -------   -------   --------   -------   -------
    Net loss.............................         $ (103)         $(2,470)  $(7,991)  $(10,623)  $(4,955)  $(8,323)
                                                  ======          =======   =======   ========   =======   =======
Basic and diluted net loss per share.....         $(0.02)         $ (0.53)  $ (1.67)  $  (2.03)  $ (0.97)  $ (1.49)
                                                  ======          =======   =======   ========   =======   =======
Shares used in computing basic and
  diluted net loss per share.............          4,671            4,704     4,776      5,221     5,098     5,578
                                                  ======          =======   =======   ========   =======   =======

                                                                     AS OF JUNE 30,                   AS OF
                                                          -------------------------------------    DECEMBER 31,
                                                           1995      1996      1997      1998          1998
                                                          ------    ------    ------    -------    ------------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.......  $2,300    $5,848    $8,014    $33,464      $29,261
Total assets............................................   2,315     6,767     9,759     39,144       34,627
Equipment loan and capital lease obligations, less
  current portion.......................................      --        --        --        915          712
Total stockholders' equity..............................   2,243     6,464     8,125     28,393       20,595

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This section of this prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. We use words such as "anticipates," "believes," "expects," "future," and "intends," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. These risks are described in "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     We were incorporated in December 1994 and, from inception until June 1996, our operations consisted primarily of various start-up activities, including development of technologies central to our business, recruiting personnel and raising capital. In 1995, we developed our initial technology, which enables the delivery of Internet-based services to wireless telephones. In 1996, we introduced and deployed our first products based on this technology. We first recognized license revenues in August 1996, and generated license revenues of approximately $80,000 and $522,000 for the fiscal years ended June 30, 1997 and 1998, respectively, and $266,000 for the six months ended December 31, 1998. We incurred net losses of approximately $8.0 million and $10.6 million for the fiscal years ended June 30, 1997 and 1998, respectively, and $8.3 million for the six months ended December 31, 1998. As of December 31, 1998, we had an accumulated deficit of $29.5 million.

     To provide a worldwide standard for the delivery of Internet-based services over mass-market wireless telephones, we formed the WAP Forum in close cooperation with Ericsson, Motorola and Nokia, the world's three largest manufacturers of wireless telephones. In February 1998, the WAP Forum published technical specifications for application development and product interoperability based substantially on Unwired Planet's technology and on Internet standards. Leading network operators, telecommunications device and equipment manufacturers and software companies worldwide have sanctioned the specifications promulgated by the WAP Forum.

     In order to encourage adoption of UP.Browser-enabled wireless telephones, we license our UP.Browser software to wireless telephone manufacturers free of per-unit royalties and provide maintenance and support services for an annual flat fee. As of March 1999, we have licensed UP.Browser to 22 wireless telephone manufacturers. To date, maintenance and support services fees have accounted for a majority of our revenues.

     Since early 1997, we have invested substantially in research and development, marketing, domestic and international sales channels, professional services and our general and administrative infrastructure. These investments have significantly increased our operating expenses, contributing to net losses in each fiscal quarter since our inception. Our limited operating history makes it difficult to forecast future operating results. Although our revenues have grown in recent quarters, we cannot be certain that our revenues will increase at a rate sufficient to achieve and maintain profitability, if at all. We anticipate that our operating expenses will increase substantially in absolute dollars for the foreseeable future as we expand our product development, sales and marketing, professional services and administrative staff. Even if we were to achieve profitability in any period, we cannot be certain that we would sustain or increase profitability on a quarterly or annual basis. See "Risk Factors -- We have a limited operating history" and "-- We have a history of losses and expect to continue to experience losses."

     We generate revenues from licenses, maintenance and support services and consulting services. We receive license revenues primarily from licensing our products directly to network operators and indirectly through value-added resellers. Maintenance and support services revenues consist of installation, training and support services to network operators, and engineering and support services to wireless telephone manufacturers. Consulting services revenues are derived from consulting services provided to network operator customers either directly by us or indirectly through resellers.

     We sell our products and services primarily through our direct sales force and through value-added resellers and systems integrators. To date, we have not recognized significant revenues derived from sales through our indirect channels. We expect that our gross profit on revenues derived from sales through indirect channel partners will be less than the gross profit on revenues from direct sales.

     Our success depends in part on our ability to increase sales of our products and services through value-added resellers and systems integrators and to expand our indirect distribution channels. In addition, our agreements with our distribution partners generally do not restrict the sale of products that are competitive with our products and services, and each of our partners can cease marketing our products and services at their option. See "Risk
Factors -- Our success depends in part on our ability to maintain and expand our distribution channels."

     International sales of products and services accounted for 7% and 44% of our total revenues in the years ended June 30, 1997 and 1998, respectively, and 66% of our total revenues for the six months ended December 31, 1998. We expect international sales to continue to account for a significant portion of our revenues, although the percentage of our total revenues derived from international sales may vary. See "Risk Factors -- International expansion is an important part of our strategy, and such expansion carries specific risks."

     We attempt to license our products to network operators in a manner such that our future revenues are not dependent upon the election by their wireless subscribers to use Internet-based services that utilize our products. We anticipate, however, that agreements in which we bear the risk of subscriber adoption may become more prevalent over time. See "Risk Factors -- The market for our products and services is undeveloped, and market acceptance of our products and services is uncertain" and "-- Our success depends upon acceptance of our products and services by network operators."

     To date, a majority of our revenues have come from annual support service fees paid to us by wireless telephone manufacturers that embed our browser in their wireless telephones. However, our future success depends on our ability to increase revenues from sales of products and services to new and existing network operator customers. See "Risk Factors -- Our success depends on acceptance of our products and services by network operators" and "-- We expect to rely on sales of one product family." If the market for Internet-based services via wireless telephones fails to develop or develops more slowly than expected, then our business would be materially and adversely affected. See "Risk Factors--The market for our products and services is undeveloped, and market acceptance of our products and services is uncertain." During the year ended June 30, 1998, AT&T Wireless Services and Matsushita Communications Industrial accounted for approximately 22% and 18%, respectively, of our total revenues. See "Risk Factors -- Failure to retain customers or add new customers may have a material adverse effect on our business." Our business strategy relies to a significant extent on the widespread propagation of UP.Browser-enabled telephones through our relationships with network operators and wireless telephone manufacturers. See "Risk Factors -- Our business depends heavily on wireless telephone manufacturers."

     For agreements entered into prior to July 1, 1998, we recognize revenue in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position

("SOP") No. 91-1, "Software Revenue Recognition." Prepaid network operator license fees are recognized under subscription accounting due to our commitment to provide standards-compliant products during the prepaid license term. The prepaid license fees are recognized ratably over the estimated deployment period, generally one to two years. Revenues associated with additional licenses in excess of those associated with prepaid fees are generally recognized when reported to us by the network operator or one of our resellers, as applicable. We recognize revenues from maintenance and support services provided to network operators and wireless telephone manufacturers ratably over the term of the agreement, typically one year. We recognize revenues from consulting services as the services are performed.

     Effective July 1, 1998, we adopted SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The adoption of SOP 97-2, as amended, did not have a significant impact on our accounting for revenues.

     Deferred revenue was $9.6 million as of December 31, 1998. While we anticipate that deferred revenue will increase in the near term, we expect that deferred revenue will decline in the long term as network operators deploy services based on our products. In particular, revenue recognition will commence beginning in the third quarter of fiscal 1999 in connection with the launch by one network operator of commercial services based on our products and the acceptance of our products by a second network operator. Revenue recognition also will increase commencing in the third quarter of fiscal 1999 under an agreement with a third network operator initially entered into in May 1996. Under that agreement, the network operator prepaid $4.7 million for the right to deploy up to a fixed number of licenses through December 1999. Due to the early nature of the commercial deployments of our products by network operators and because we believed we would assume additional obligations to assist the network operator in deploying the software licenses if difficulties were encountered during the deployment, the license portion of the prepaid fee was recognized as licenses were deployed. Between August 1997 and December 1998, approximately $0.5 million was recognized relating to this prepayment. In connection with an amendment to the agreement entered into in March 1999, the network operator agreed that we would not be further obligated to assist the network operator in the deployment of the prepaid licenses discussed above. Therefore, the remaining deferred revenue of approximately $4.2 million relating to the prepayment will be recognized as revenue ratably over the remaining estimated deployment period. Accordingly, we will recognize revenue of approximately $0.3 million in the quarter ending March 31, 1999, and approximately $1.3 million in each of the quarters ending June 30, 1999, September 30, 1999, and December 31, 1999, associated with the prepayment.

SIX MONTHS ENDED DECEMBER 31, 1997 AND 1998

     License Revenues

     License revenues increased 52% from $175,000 for the six months ended December 31, 1997 to $266,000 for the six months ended December 31, 1998. The increase in license revenues was due primarily to a fee received from a wireless telephone manufacturer in connection with the license of our UP.Browser product.

     Maintenance and Support Services Revenues

     Maintenance and support services revenues increased 638% from $316,000 for the six months ended December 31, 1997 to $2.3 million for the six months ended December 31, 1998. The increase in maintenance and support services revenues was attributable primarily to increased maintenance and engineering support fees received from wireless telephone manufacturers.

     Consulting Services Revenues

     Consulting services revenues were $587,000 for the six months ended December 31, 1998. No consulting services were performed in the six months ended December 31, 1997.

     Cost of License Revenues

     Cost of licenses revenues consists primarily of third-party license and support fees. Cost of licenses revenues increased from $30,000 for the six months ended December 31, 1997 to $88,000 for the six months ended December 31, 1998. The growth in cost of licenses revenues was attributable primarily to the increase in licenses revenues. As a percentage of licenses revenues, cost of licenses revenues for the six months ended December 31, 1997 and 1998 was 17% and 33%, respectively.

     Cost of Maintenance and Support Services Revenues

     Cost of maintenance and support services revenues consists of compensation and related overhead costs for personnel engaged in the delivery of installation, training and support services to network operators, and engineering and support services to wireless telephone manufacturers. Cost of maintenance and support services revenues increased 164% from $420,000 for the six months ended December 31, 1997 to $1.1 million for the six months ended December 31, 1998. The growth in cost of maintenance and support services revenues was attributable primarily to growth in the number of wireless telephone manufacturer customers and increased staffing in anticipation of growth in the number of network operator customers. As a percentage of maintenance and support service revenues, cost of maintenance and support services revenues for the six months ended December 31, 1997 and 1998 was 133% and 48%, respectively. Gross profit on maintenance and support services revenues is impacted by the timing of acceptance or launch by network operator customers of commercial services utilizing our products and the need to invest in personnel and support systems ahead of such commercial launch activity. We anticipate that the cost of maintenance and support services revenues will increase in absolute dollars in future operating periods.

     Cost of Consulting Services Revenues

     Cost of consulting services revenues consists of compensation and independent consultant costs for personnel engaged in our consulting services operations and related overhead. We commenced our consulting operations in fiscal 1999. Cost of consulting services revenues for the six months ended December 31, 1998 was $135,000. No consulting services were performed in the six months ended December 31, 1998. As a percentage of consulting services revenues, cost of consulting services revenues for the six months ended December 31, 1998 was 23%. Gross profit on consulting services revenues is impacted by the mix of company personnel and independent consultants assigned to projects. The gross profit we achieve is also impacted by the contractual terms of the consulting assignments we undertake, and the gross profit on fixed price contracts typically is more susceptible to fluctuation than contracts performed on a time-and-materials basis. We anticipate that the cost of consulting services revenues will increase in absolute dollars as we continue to invest in the growth of our consulting services operations.

     Research and Development Expenses

     Research and development expenses consist primarily of compensation and related costs for research and development personnel, including costs attributable to our applications for patents in the United States and internationally. Research and development expenses increased 109% from $2.5 million for the six months ended December 31, 1997 to $5.1 million for the six months ended December 31, 1998. This increase was attributable primarily to the addition of personnel in our research and development organization associated with product development and higher expenses associated with increased patent activities. Research and development expenses were 500% and 161% of total revenues for the six months ended December 31, 1997 and 1998, respectively. We expect to continue to make substantial investments in research and development and anticipate that research expenses will continue to increase in absolute dollars.

     Sales and Marketing Expenses

     Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses. Sales and marketing expenses increased 97% from $2.0 million for the six months ended December 31, 1997 to $3.9 million for the six months ended December 31, 1998. This increase reflected the addition of personnel in our sales and marketing organizations, as well as costs associated with increased selling efforts to develop market awareness of our products and services. Sales and marketing expenses were 400% and 122% of total revenues for the six months ended December 31, 1997 and 1998, respectively. We anticipate that sales and marketing expenses will increase in absolute dollars as we increase our investment in these areas.

     General and Administrative Expenses

     General and administrative expenses consist primarily of salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses. General and administrative expenses increased 94% from $744,000 for the six months ended December 31, 1997 to $1.4 million for the six months ended December 31, 1998. This increase was due primarily to the addition of personnel performing general and administrative functions and higher legal expenses associated with increased product licensing activity. General and administrative expenses were 152% and 45% of total revenues for the six months ended December 31, 1997 and 1998, respectively. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional expenses related to the anticipated growth of our business and operation as a public company.

     Stock-Based Compensation

     Certain stock options granted and restricted stock sold during the fiscal year ended June 30, 1998 and during the six months ended December 31, 1998 have been deemed to be compensatory. Total deferred stock-based compensation associated with such equity arrangements through December 31, 1998 amounted to $2.0 million related to stock options granted and restricted stock issued from October 1997 through December 1998. These amounts are being amortized over the respective vesting periods of such equity arrangements in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. Of the total deferred stock-based compensation, $6,000 and $504,000 was amortized in the six months ended December 31, 1997 and 1998, respectively. We expect amortization of approximately $976,000, $523,000, $278,000 and $117,000 in the fiscal years ending June 30, 1999, 2000, 2001 and 2002.

     Interest Income, Net

     Net interest income is comprised primarily of interest earned on cash and cash equivalents and short-term investments, offset by interest expense related to obligations under capital leases and our equipment loan. Net interest income was $172,000 and $780,000 for the six months ended December 31, 1997 and 1998, respectively. The increase was attributable to increased cash balances as a result of our private placement financing consummated in February 1998.

FISCAL YEARS ENDED JUNE 30, 1996, 1997 AND 1998

     License Revenues

     License revenues increased 553% from $80,000 in the fiscal year ended June 30, 1997 to $522,000 in the fiscal year ended June 30, 1998. No license revenues were recognized in the fiscal year ended June 30, 1996. The increase in license revenues was due primarily to the launch of wireless Internet-based services by network operators.

     Maintenance and Support Services Revenues

     Maintenance and support services revenues increased 694% from $212,000 in the fiscal year ended June 30, 1997 to $1.7 million in the fiscal year ended June 30, 1998. The increase in maintenance and support services revenues was due primarily to an increase in services provided to wireless telephone manufacturers and increased installation and support fees from network operators. No maintenance and support services were performed in the fiscal year ended June 30, 1996.

     Cost of License Revenues

     Cost of license revenues increased 9% from $87,000 in the fiscal year ended June 30, 1997 to $95,000 in the fiscal year ended June 30, 1998. As a percentage of license revenues, cost of license revenues in the fiscal years ended June 30, 1997 and 1998 was 109% and 18%, respectively. Costs of license revenues in the fiscal year ended June 30, 1997 included $74,000 attributable to non-recurring third-party software license and software customization fees.

     Cost of Maintenance and Support Services Revenues

     Cost of maintenance and support services revenues increased 300% from $266,000 in the fiscal year ended June 30, 1997 to $1.1 million in the fiscal year ended June 30, 1998. The growth in cost of maintenance and support services revenues was attributable primarily to growth in the number of wireless telephone manufacturing customers and costs associated with installation of our UP.Link Server Suite software at network operators' facilities. As a percentage of maintenance and support services revenues, cost of maintenance and support services revenues in the fiscal years ended June 30, 1997 and 1998 was 125% and 63%, respectively.

     Research and Development Expenses

     Research and development expenses increased 185% from $1.4 million in the fiscal year ended June 30, 1996 to $4.0 million in the fiscal year ended June 30, 1997 and increased 45% to $5.7 million in the fiscal year ended June 30, 1998. The increases in the fiscal years ended June 30, 1997 and 1998 were attributable primarily to the addition of personnel in our research and development organization associated with product development and increased patent prosecution activity. Research and development expenses were 1,356% and 260% of total revenues for the fiscal years ended June 30, 1997 and 1998, respectively.

     Sales and Marketing Expenses

     Sales and marketing expenses increased 322% from $757,000 in the fiscal year ended June 30, 1996 to $3.2 million in the fiscal year ended June 30, 1997 and increased 57% to $5.0 million in the fiscal year ended June 30, 1998. The increases in the fiscal years ended June 30, 1997 and 1998 reflected the addition of personnel in our sales and marketing organizations, as well as costs associated with increased selling efforts to develop market awareness of our products and services. Sales and marketing expenses were 1,095% and 227% of total revenues for the fiscal years ended June 30, 1997 and 1998, respectively.

     General and Administrative Expenses

     General and administrative expenses increased 137% from $522,000 in the fiscal year ended June 30, 1996 to $1.2 million in the fiscal year ended June 30, 1997 and increased 46% to $1.8 million in the fiscal year ended June 30, 1998. The increases in the fiscal years ended June 30, 1997 and 1998 were due primarily to the addition of personnel performing general and administrative functions and higher legal expenses associated with increased product licensing activity. General and administrative expenses were 424% and 82% of total revenues for the fiscal years ended June 30, 1997 and 1998, respectively.

     Stock-Based Compensation

     We recorded deferred stock-based compensation of $1.9 million through June 30, 1998, associated with stock options granted and restricted stock issued from October 1997 through June 1998. Amortization of stock-based compensation was $108,000 for the fiscal year ended June 30, 1998. We recorded no deferred stock based compensation for the fiscal years ended June 30, 1996 and 1997.

     Interest Income, Net

     Net interest income was $196,000, $464,000 and $982,000 in the fiscal years ended June 30, 1996, 1997 and 1998, respectively. The year-to-year increases resulted primarily from earnings on rising cash, cash equivalent and short-term investment balances, partially offset in the fiscal year ended June 30, 1998 by interest expense related to obligations under capital leases and our equipment loan.

     Income Taxes

     Since inception, we have incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of June 30, 1998, we had net operating loss carryforwards of approximately $19.0 million for both federal and California income tax purposes. These carryforwards, if not utilized, expire beginning in 2011 and 2003, respectively. We also had research and development credit carryforwards of approximately $379,000 and $287,000 for federal and California income tax purposes, respectively. Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in our ownership that constitutes an "ownership change," as defined in Section 382 of the Internal Revenue Code. If we have an ownership change, the ability to utilize the stated carryforwards could be significantly reduced. See Note 7 of Notes to Consolidated Financial Statements.

     As of June 30, 1997 and 1998, we had deferred tax assets of $4.7 million and $8.8 million, respectively, which were fully offset by a valuation allowance. Deferred tax assets consist principally of the federal and state net operating loss carryforwards, capitalized start-up expenditures, accruals and reserves not currently deductible for tax purposes and research and development credits. We have provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets. Accordingly, no tax benefit was recorded in the accompanying consolidated statements of operations.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our consolidated operating results for each of the six quarters ended December 31, 1998. This data has been derived from unaudited consolidated financial statements that, in the opinion of our management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with our annual audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of results of any future period.

                                                                                     QUARTER ENDED
                                                           ------------------------------------------------------------------
                                                           SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                             1997        1997       1998        1998       1998        1998
                                                           ---------   --------   ---------   --------   ---------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Licenses...............................................   $    17    $   158     $   114    $   233     $   202    $    64
  Maintenance and support services.......................        94        222         319      1,048       1,005      1,327
  Consulting services....................................        --         --          --         --         161        426
                                                            -------    -------     -------    -------     -------    -------
    Total revenues.......................................       111        380         433      1,281       1,368      1,817
                                                            -------    -------     -------    -------     -------    -------
Cost of revenues:
  Licenses...............................................         5         25          29         36          62         26
  Maintenance and support services.......................       175        245         295        348         433        676
  Consulting services....................................        --         --          --         --          58         77
                                                            -------    -------     -------    -------     -------    -------
    Total cost of revenues...............................       180        270         324        384         553        779
                                                            -------    -------     -------    -------     -------    -------
    Gross profit (loss)..................................       (69)       110         109        897         815      1,038
                                                            -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and development...............................     1,072      1,381       1,418      1,861       2,533      2,604
  Sales and marketing....................................       837      1,128       1,342      1,704       1,801      2,074
  General and administrative.............................       341        403         441        616         597        843
  Stock-based compensation...............................        --          6          39         63         249        255
                                                            -------    -------     -------    -------     -------    -------
    Total operating expenses.............................     2,250      2,918       3,240      4,244       5,180      5,776
                                                            -------    -------     -------    -------     -------    -------
    Operating loss.......................................    (2,319)    (2,808)     (3,131)    (3,347)     (4,365)    (4,738)
Interest income, net.....................................        96         76         356        454         415        365
                                                            -------    -------     -------    -------     -------    -------
    Net loss.............................................   $(2,223)   $(2,732)    $(2,775)   $(2,893)    $(3,950)   $(4,373)
                                                            =======    =======     =======    =======     =======    =======
Basic and diluted net loss per share.....................   $ (0.44)   $ (0.53)    $ (0.53)   $ (0.53)    $ (0.71)   $ (0.78)
                                                            =======    =======     =======    =======     =======    =======
Shares used in computing basic and diluted net loss per
  share..................................................     5,050      5,147       5,230      5,459       5,539      5,617
                                                            =======    =======     =======    =======     =======    =======

AS A PERCENTAGE OF TOTAL REVENUES
Revenues:
  Licenses...............................................        15%        42%         26%        18%         15%         4%
  Maintenance and support services.......................        85         58          74         82          73         73
  Consulting services....................................        --         --          --         --          12         23
                                                            -------    -------     -------    -------     -------    -------
    Total revenues.......................................       100        100         100        100         100        100
                                                            -------    -------     -------    -------     -------    -------
Cost of revenues:
  Licenses...............................................         4          7           7          3           4          2
  Maintenance and support services.......................       158         64          68         27          32         37
  Consulting services....................................        --         --          --         --           4          4
                                                            -------    -------     -------    -------     -------    -------
    Total cost of revenues...............................       162         71          75         30          40         43
                                                            -------    -------     -------    -------     -------    -------
    Gross profit (loss)..................................       (62)        29          25         70          60         57
                                                            -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and development...............................       966        363         327        145         185        144
  Sales and marketing....................................       754        297         310        133         132        114
  General and administrative.............................       307        106         102         48          44         46
  Stock-based compensation...............................        --          2           9          5          18         14
                                                            -------    -------     -------    -------     -------    -------
    Total operating expenses.............................     2,027        768         748        331         379        318
                                                            -------    -------     -------    -------     -------    -------
    Operating loss.......................................    (2,089)      (739)       (723)      (261)       (319)      (261)
Interest income, net.....................................        86         20          82         35          30         20
                                                            -------    -------     -------    -------     -------    -------
    Net loss.............................................    (2,003)%     (719)%      (641)%     (226)%      (289)%     (241)%
                                                            =======    =======     =======    =======     =======    =======
AS A PERCENTAGE OF RELATED REVENUES
Cost of license revenues.................................        29%        16%         25%        15%         31%        41%
Cost of maintenance and support services revenues........       186%       110%         92%        33%         43%        51%
Cost of consulting services revenues.....................        --%        --%         --%        --%         36%        18%

     We believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on them to predict future performance. The amount and timing of our operating expenses generally may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the wireless telecommunications and the Internet software industries. We may not be able to successfully address such risks and difficulties. In addition, although we have experienced revenue growth recently, such revenue growth may not continue, and we may not achieve or maintain profitability in the future.

     Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, some of which are outside of our control. These factors include, but are not limited to:

     - delays in market acceptance or implementation by our customers of our products and services;

     - changes in demand by our customers for additional products and services;

     - our lengthy sales cycle, our concentrated target market and the potentially substantial effect on total revenues that may result from the gain or loss of business from each incremental network operator customer;

     - introduction of new products or services by us or our competitors;

     - delays in developing and introducing new products and services;

     - changes in our pricing policies or those of our competitors or customers;

     - changes in our mix of domestic and international sales;

     - risks inherent in international operations;

     - changes in our mix of license, consulting and maintenance and support services revenues;

     - changes in accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation; and

     - the impact of Year 2000 concerns on the timing of capital expenditures by network operators and their launches of commercial services utilizing our products and services.

     Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Due to the foregoing factors, we believe period to period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance. See "Risk Factors -- Our quarterly operating results are subject to significant fluctuations" and "-- Our sales cycle is long."

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of convertible preferred stock, which totaled $49.3 million in aggregate net proceeds through December 31, 1998. We have also financed our operations through an equipment loan and a capitalized lease, which totaled $1.1 million in principal amount outstanding at December 31, 1998. As of December 31,

1998, we had $4.9 million of cash and cash equivalents and $24.4 million of short-term investments, and working capital of $18.5 million.

     Net cash used for operating activities was $2.3 million, $6.6 million and $5.1 million for the fiscal years ended June 30, 1996, 1997 and 1998, respectively, and $3.4 million for the six months ended December 31, 1998. For each of the fiscal years ended June 30, 1996, 1997 and 1998, and for the six months ended December 31, 1998, cash used for operating activities was attributable primarily to net losses and increases in accounts receivable, offset in part by depreciation and amortization, increases in accounts payable and accrued liabilities, and increases in deferred revenues.

     Net cash used for investing activities was $852,000, $4.8 million and $18.0 million for the fiscal years ended June 30, 1996, 1997 and 1998, respectively, and $4.2 million for the six months ended December 31, 1998. For each of the fiscal years, cash used in investing activities reflects purchases of property and equipment, with increased purchases of short-term investments in the fiscal years ended June 30, 1997 and 1998 and in the six months ended December 31, 1998.

     Net cash provided by financing activities was $6.7 million, $9.7 million and $31.7 million for the fiscal years ended June 30, 1996, 1997 and 1998, respectively, and for the six months ended December 31, 1998 cash used in financing activities was $182,000. Cash provided by financing activities in each of these fiscal years was attributable to proceeds from the issuance of preferred stock, and for the fiscal year ended June 30, 1998, cash provided by financing activities also was attributable in part to proceeds from our equipment loan. For the six months ended December 31, 1998, cash used in financing activities was primarily attributable to payments on the equipment loan and capitalized lease obligations.

     As of December 31, 1998, our principal commitments consisted of obligations outstanding under operating leases, our equipment loan and capitalized lease obligations. Although we have no material commitments for capital expenditures, we expect to increase capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We also may increase our capital expenditures as we expand into additional international markets. See Notes 3, 4 and 6 of Notes to Consolidated Financial Statements.

     We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. If additional funds are raised through the issuance of debt securities, these securities could have certain rights, preferences and privileges senior to holders of common stock, and the terms of such debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders, and we cannot be certain that such additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

YEAR 2000 READINESS DISCLOSURE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish between 20th and 21st century dates. This may result in software failures or the creation of erroneous results.

     We have conducted the first phases of a Year 2000 readiness review for the current versions of our products. The review includes assessment, implementation (including remediation, upgrading and replacement of certain product versions), validation testing, and contingency planning. We continue to respond to customer questions about prior versions of our products on a case-by-case basis.

     We have largely completed all phases of this plan, except for contingency planning, for the current versions of our products. As a result, all current versions of our products are "Year 2000 Compliant," as defined below, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 Compliant. We have not tested our products on all platforms or all versions of operating systems that we currently support.

     We have defined "Year 2000 Compliant" as the ability to:

     - correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

     - function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

     - where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to the century in a disclosed, defined and predetermined manner;

     - if the date elements in interfaces and data storage specify the century, store and provide output of date information in ways that are unambiguous as to century; and

     - recognize the year 2000 as a leap year.

     We are testing software obtained from third parties (licensed software, shareware, and freeware) that is incorporated into our products, and we are seeking assurances from our vendors that licensed software is Year 2000 Compliant. Despite testing by us and by current and potential customers, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could materially and adversely affect our business, operating results or financial condition. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

     Our internal systems include both our information technology, or IT, and non-IT systems. We have initiated an assessment of our material internal IT systems (including both our own software products and third-party software and hardware technology), but we have not initiated an assessment of our non-IT systems. We expect to complete testing of our IT systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from vendors that their systems are Year 2000 Compliant. We are not currently aware of any material operational issues or costs associated with preparing our internal IT and non-IT systems for the Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

     We do not currently have any information concerning the Year 2000 compliance status of our customers. Our network operator customers face certain implementation and support challenges in introducing Internet-based services via wireless telephones. Historically, network operators have been relatively slow to implement new complex services, such as Internet-based services, and Year 2000 compliance issues could slow adoption or implementation of our products. If our current or future customers fail to achieve Year 2000 compliance or if they divert technology expenditures, especially technology expenditures that were earmarked for our products, to address Year 2000 compliance problems, our business could suffer.

     We have funded our Year 2000 plan from available cash and have not separately accounted for these expenses in the past. To date, these expenses have not been material. We will incur additional expenses related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and expenses associated with Year 2000 compliance that could adversely affect our business, results of operations, and financial condition.

     We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, such as Year 2000 compliance failures by utility or transportation companies and related service interruptions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK DERIVATIVES AND FINANCIAL INSTRUMENTS

     Foreign Currency Hedging Instruments

     We transact business in various foreign currencies. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. As of December 31, 1998, we had no hedging contracts outstanding.

     We currently do not use financial instruments to hedge operating expenses in the U.K. or Japan denominated in the respective local currency. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

     We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

     Fixed Income Investments

     Our exposure to market risks for changes in interest rates relates primarily to investments in debt securities issued by United States government agencies and corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer.

     Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents; investments with maturities between three and twelve months are considered to be short-term investments; investments with maturities in excess of twelve months are considered to be long-term investments.

                                    BUSINESS

UNWIRED PLANET, INC.

     We are a leading provider of software that enables the delivery of Internet-based services to mass-market wireless telephones. Using our software, network operators can provide Internet-based services to their wireless subscribers, and wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. Wireless subscribers thus have access to Internet- and corporate intranet-based services, including email, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Our software platform consists of the UP.Link Server Suite, which is installed on network operators' systems, and UP.Browser, which is embedded in wireless telephones. As of March 1999, 22 network operators have licensed our software and have commenced or announced commercial service or are in market or laboratory trials. In addition, 22 wireless telephone manufacturers have licensed UP.Browser.

INDUSTRY BACKGROUND

     Growth of the Internet

     The Internet has emerged as a global communications medium enabling millions of people to share information and conduct business electronically. International Data Corporation, or IDC, estimates that there were approximately 97 million users of the Internet worldwide at the end of 1998 and that the number of users will grow to 320 million by the end of 2002. The dramatic growth in the number of business and consumer Internet users has led to a proliferation of useful information and services on the Internet, including email, news, electronic commerce, educational and entertainment applications and a multitude of other value-added services. As a result, the Internet has become a primary and ubiquitous daily resource for millions of people.

     Growth of Wireless Telecommunications

     Worldwide use of wireless telecommunications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for the mass business and consumer markets. Advances in technology, changes in telecommunications regulations and the allocation and licensing of additional radio spectrum have contributed to this growth worldwide. Dataquest estimates that there were approximately 187 million digital wireless subscribers worldwide at the end of 1998 and that the number of such subscribers will grow to 590 million by the end of 2002.

     The Wireless Network Operator Environment

     As a result of deregulation, new radio frequency spectrum licenses, privatizations and rapid network expansion by new entrants, the competitive environment among network operators in major markets worldwide has become intense. Efforts to attract and retain subscribers have resulted in significant price-based competition. Increased competition has in turn raised the costs associated with acquiring new subscribers, has lowered average revenues per subscriber, and has increased the propensity of subscribers to switch from one network operator to another. For these reasons, network operators are looking for new revenue sources in the form of value-added services they can deliver to their wireless subscribers. They are also looking for ways to differentiate their product offerings in an effort to retain customers. Finally, they are focused on finding and deploying solutions that enable them to deliver and support their services in a more cost-effective manner.

     The Convergence of the Internet and Mobile Telephony

     As people have become increasingly dependent on email services, remote access to corporate intranets, and other Internet-based services, mass-market wireless telephones that provide mobile access to these resources have become increasingly useful tools. Unwired Planet was a pioneer in the convergence of the Internet and mobile telephony. In 1995, Unwired Planet developed its initial technology, which enables the delivery of Internet-based services to wireless telephones. In 1996, Unwired Planet introduced and deployed its first products based on this technology.

     To provide a worldwide open standard enabling the delivery of Internet-based services to mass-market wireless telephones, Unwired Planet, Ericsson, Motorola and Nokia formed the Wireless Application Protocol Forum. In 1998, the WAP Forum published technical specifications for application and content development and product interoperability based on Internet technology and standards. By complying with WAP specifications, wireless telephone manufacturers, network operators, content providers and application developers can provide Internet-based products and services that are interoperable.

     In 1998, the WAP Forum published the Wireless Markup Language, or WML. WML is compliant with the Extensible Markup Language, or XML, specification published by the World Wide Web Consortium. Content providers and application developers use WML to optimize the display of, and interaction with, Web-based data on wireless telephones. Based substantially on technology that Unwired Planet contributed to the public domain, WML is optimized for delivery of Internet content to mass-market wireless telephones, which have numeric keypads instead of full keyboards, small screens, and limited memory capacity, processing power, battery life and bandwidth. In the same manner that Hypertext Markup Language, or HTML, has provided an open standard that has fueled the development of Internet applications and content for personal computers, WML is designed to be an industry standard that will encourage the development of Internet applications and content for wireless telephones.

     Leading network operators, telecommunications device and equipment manufacturers, and software companies worldwide have sanctioned the specifications promulgated by the WAP Forum. The WAP Forum is currently chaired by Charles Parrish, Executive Vice President of Unwired Planet, and, as of March 1999, has grown to over 90 members, including the following companies:

--------------------------------------------------------------------------------------------------------
  BOARD MEMBERS
--------------------------------------------------------------------------------------------------------
  Unwired Planet                                   Motorola
  Alcatel                                          Nokia Mobile Phones
  CEGETEL/SFR (Societe Francaise du                NTT Mobile Communications Network
    Radio Telephone)                               (NTT DoCoMo)
  DDI Corporation                                  SBC Communications
  Ericsson Mobile Communications AB                Sprint PCS
  IBM                                              Telstra Corporation
  Matsushita Communication Industrial
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
  NETWORK OPERATORS
--------------------------------------------------------------------------------------------------------
  AT&T Wireless Services                           Rogers Cantel Mobile Communications
  Bell Atlantic Mobile                             Sonera Corporation
  BellSouth Cellular                               SWISSCOM LTD.
  Bouygues Telecom                                 Telefonica Servicios Moviles
  Cellnet Communications                           Telia Mobile AB
  Deutsche Telecom Mobilnet GmbH                   Tokyo Digital Phone
  France Telecom                                   Telecom Italia Mobile
  Hongkong Telecom Mobile Services                 Telenor Mobil Group
  IDO Corporation                                  TU-KA Cellular Tokyo
  Omnitel                                          Vodafone
  One 2 One
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
  DEVICE AND EQUIPMENT MANUFACTURERS
--------------------------------------------------------------------------------------------------------
  Acer Peripherals                                 ORGA Kartensysteme GmbH
  Bosch Telecom Danmark A/S                        Philips Consumer Communications
  CMG Telecommunications & Utilities               Qualcomm
  De La Rue Card Systems                           RTS Wireless
  Gemplus                                          Samsung Electronics
  Hewlett-Packard                                  Schlumberger Industries S.A.
  ICO Global Communications                        Sema Group Telecom
  Intel Corporation                                Siemens AG
  LG Information & Communications                  Sony International (Europe) GmbH
  Logica Aldiscon                                  Tecnomen Oy
  Lucent Technologies                              Telital S.p.A.
  Mitsubishi Wireless Communications               Toshiba
  NEC Technologies (UK)                            Uniden
  Nortel                                           Unisys
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
  SOFTWARE COMPANIES
--------------------------------------------------------------------------------------------------------
  APiON                                            GSM Information Network
  Bussan Systems Integration Company               M.D. Communications
  Certicom                                         Oracle Corporation
  Comverse Network Systems                         Puma Technology
  CCL (Computer & Communications                   RSA Data Security
    Research Laboratories, ITRI)                   Sendit AB
  CTC (Itochu Techno-Science Corporation)          Scandinavian Softline Technology Oy
  Dr. Materna GmbH                                 Spyglass
  Dolphin Telecommunications                       Symbian
  Fujitsu Software Corporation                     Systems Engineering Consultants
  Geoworks Corporation                             Tegic Communications
  Glenayre Technologies                            VTT Information Technology
--------------------------------------------------------------------------------------------------------

     The Market Opportunity

     In response to an increasingly competitive environment, network operators are seeking to deliver Internet-based services to their wireless subscribers as a means to generate revenues from new sources, differentiate their service offerings and reduce operating costs. To do this, network operators require a scalable turnkey software solution to deliver Internet-based services and content to their wireless subscribers.

THE UNWIRED PLANET SOLUTION

     We provide a leading software communications platform that enables the delivery of Internet-based services to mass-market wireless telephones. Using our scalable platform, network operators can provide Internet-based services to their wireless subscribers, and wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. Wireless subscribers thus have access to Internet- and corporate intranet-based services, including email, news, stocks, weather, travel and sports.

     [DIAGRAM DEPICTING COMPONENTS OF UP.LINK PLATFORM AND RELATIONSHIPS OF VARIOUS SYSTEMS, INCLUDING WIRELESS TELEPHONES, SERVERS AND INTERNET]

     Our platform consists of the UP.Link Server Suite and UP.Browser software products. The UP.Link Server Suite includes: (1) a gateway that facilitates the exchange of data between the Internet and mass-market wireless telephones; (2) a service platform that performs subscriber management and service provisioning functions, as well as communicating with the network operator's customer care and billing systems; and (3) Internet-based applications such as email and personal information management software. The UP.Browser is a browser and messaging software product that is designed and optimized for mass-market wireless telephones. In addition, approximately 4,500 third-party developers have registered to use our UP.SDK software development kit, and a variety of third-party content is currently available for wireless telephones equipped with UP.Browser, including information from ABCNews.com, Bloomberg, Reuters, Quote.com, ESPN Sportszone and Travelocity.

     With the introduction of the next version of our software solution, currently expected to be commercially available in the second half of 1999, our products will provide an open, interoperable, WAP-compliant platform for the delivery of Internet-based services. Our software solution supports all major digital wireless telephony standards in use around the world:

    - CDMA (Code Division Multiple Access)

    - TDMA (Time Division Multiple Access)

    - iDEN (Integrated Digital Enhanced Network)

    - PHS (Personal Handyphone System)
- GSM (Global System for Mobile Communication)

- CDPD (Cellular Digital Packet Data)

- PDC (Personal Digital Cellular)

     Key benefits of our platform for network operators include the following:

     - Opportunity to generate incremental revenues. Network operators can generate additional revenues by offering value-added Internet-based services. They can also charge for the increased data and voice airtime that such applications encourage. For example, a user can access an email message via UP.Mail and initiate a voice call to any phone number appearing in the message with the press of one button.

     - Ability to differentiate services and improve subscriber retention. Using our products, network operators can offer new Internet-based services to wireless subscribers. In addition, by enabling wireless subscribers to store personal contact information in their networks and to personalize the selection and presentation of Internet content such as stock quotes, sports scores and news, network operators can enhance subscriber retention.

     - Opportunity to reduce operating costs. Our UP.Link Server Suite can also be used by network operators to reduce operating costs. For example, network operators' call centers are burdened by high rates of calls from subscribers inquiring about billing, service availability, usage and other service-related matters. Our software platform enables network operators to leverage standards-based Internet technology to allow subscribers to make certain of these inquiries using their wireless telephones without assistance by customer care representatives. By bypassing the call center infrastructure for certain of these activities, network operators can reduce their operating costs.

THE UNWIRED PLANET STRATEGY

     Our objective is to be the leading supplier to network operators of software and services that enable the convergence of the Internet and mobile telephony. Key elements of our strategy include:

     - Focus on Providing Products and Services to Network Operators. We focus on providing comprehensive solutions that enable network operators to deliver Internet-based services to their wireless subscribers. Our close working relationships with network operators provide us with a valuable understanding of our customers' technology and operations, which we intend to leverage to accelerate time to market of our products and identify new sales opportunities. In order to drive revenues from our UP.Link Server software and related services, we utilize direct and indirect sales channels. Our direct sales force focuses on selling products and consulting services and assists our indirect channel partners in selling our products and services. Our indirect sales channel partners are currently Alcatel, Itochu Techno-Science Corporation, Sema Group and Siemens. These partners sell our products and services as an integral part of their product and service offerings to network operators primarily in international markets. We intend to add new partners to our indirect sales channel to serve customers in key markets and expect that sales through our indirect sales channel partners will represent an increasing portion of our revenues.

     - Continue to Invest in our Technology. Network operators have stringent requirements for server software performance, scalability and reliability. Extensive technical expertise is required to integrate these solutions with the network operators' complex systems. We also expect that network operators will demand regular upgrades that include new functions and features. Consequently, we intend to continue to invest heavily in research and product development. We also intend to maintain our technology leadership by leveraging our role in prominent industry standard-setting organizations such as the WAP Forum and the World Wide Web Consortium.

     - Drive the Sale and Development of Internet-Based Applications. Network operators that offer Internet-based services by using our UP.Link Server Suite generally seek new value-added applications to offer to their subscribers. We currently offer the following Internet-based applications: (1) UP.Mail, which delivers email to wireless telephones,
       (2) UP.Organizer, a personal information management application, and (3) UP.Web, which enables subscribers to access, manage and update their personal information and configuration for UP.Mail and UP.Organizer from their personal computers. We are continuously enhancing our existing products and developing new applications to provide additional functionality for network operators and wireless subscribers.

     - Propagate Widespread Use of UP.Browser in Mass-Market Wireless Telephones. We believe that increasing the number of wireless telephone manufacturers that incorporate UP.Browser into their mass-market wireless telephones enhances the attractiveness of our UP.Link server software to network operators. Therefore, in order to drive widespread adoption, we license UP.Browser to wireless telephone manufacturers, free of per-unit royalties. As of March 1999, we have licensed UP.Browser to 22 wireless telephone manufacturers.

     - Promote the Development of Internet-Based Services Over Mass-Market Wireless Telephones. To encourage the growth of our business, we actively encourage Internet content and application developers to create WML applications. In connection with this activity, we provide our UP.SDK software development kit and support to Internet content and application developers free of charge. To date, there are over 4,500 registered developers in our Developer Program. Internet content providers that currently deliver content for wireless telephones equipped with UP.Browser include ABCNews.com, Quote.com, Bloomberg, Reuters, ESPN Sportszone and Travelocity.

PRODUCTS AND SERVICES

PRODUCTS

     We sell and support software products that enable the delivery of Internet-based services to mass-market wireless telephones. Our software products include:

     - UP.Link Server Suite -- a product that network operators use to connect their subscribers' mass-market wireless telephones to Internet services

     - UP.Browser -- a browser that is embedded in mass-market wireless telephones and enables wireless subscribers to access Internet services

     - UP.Smart -- a suite of software applications that delivers personal digital assistant features to smartphones

     - UP.SDK -- a software development kit that Internet content providers and third-party developers use to create WML-compliant applications

     UP.Link Server Suite

     UP.Link Server Suite is a turnkey software solution with features and applications that enable network operators to offer Internet-based services to their wireless subscribers. UP.Link Server Suite connects data-enabled wireless telephones to applications and content hosted by Web servers on the Internet or private intranets. UP.Link Server Suite also provides network operators with subscriber provisioning and network management functions on a robust and scalable software platform. The UP.Link Server Suite consists of the following components:

------------------------------------------------------------------------------------------
      COMPONENTS                                  DESCRIPTION
------------------------------------------------------------------------------------------
 Gateway                  The UP.Link gateway component provides the network-layer
                          functions of the UP.Link Server Suite, and connects
                          Internet- and intranet-based services to wireless networks and wireless telephones. The UP.Link gateway system connects the multiple protocols for wireless data communications to the open standards of the Internet, thereby enabling Web
                          servers to recognize a wireless telephone as an Internet
                          standards-compliant client.
------------------------------------------------------------------------------------------
 Administration           The UP.Link administration component provides a Web-based
                          administration control system to keep the network operator's
                          Internet-based network components up and running, assess
                          system status and provision new subscribers.

                          The UP.Link Provisioning Application Programming Interface,
                          or PAPI, enables integration of UP.Link with the network
                          operator's existing customer care, help desk and billing
                          systems.
------------------------------------------------------------------------------------------
 Services                 The services component provides an open application
                          programming framework with interfaces, or APIs, that
                          standardize the way that the services component interacts
                          with applications. These services include:
                          - Push Server -- allows applications to push information to wireless subscribers. For example, an email application can use the Push Server to notify a wireless subscriber of new messages.
                          - Fax Server -- enables the forwarding of email attachments and other data content to fax machines for printing.
                          - Identity Server -- maintains a subscriber registry that
                          retains wireless subscribers' service settings and allows
                            network operators to track their subscribers' service
                            usage.
                          - Content Translation Framework -- provides forward and
                          backward compatibility of content formats between different generations of browsers and wireless telephones.
                            Translates between international character sets in
                            real-time. Also translates standard HTML Web pages into
                            WML pages for viewing on wireless telephones.
                          - Application Registry -- provides a structure for the
                          interoperability of different applications. For example,
                            third-party applications can retrieve and store contact
                            records in the UP.Organizer's address book or pass an
                            email address to UP.Mail.
------------------------------------------------------------------------------------------
 Applications             UP.Applications is a suite of wireless Internet-based
                          applications, including:
                          - UP.Mail -- provides access to the same email account
                          through both wireless telephones and personal computers.
                          - UP.Organizer -- provides a suite of synchronized
                          Internet-based personal information management applications, including an address book, calendar and to-do list.
                          - UP.Web -- a Web-based user interface that allows
                          subscribers to use their personal computers to perform many of the same tasks they perform on their wireless
                            telephones with UP.Organizer.
------------------------------------------------------------------------------------------

     UP.Browser

     UP.Browser is a browser and messaging software product that is designed and optimized for mass-market wireless telephones. Using UP.Browser, subscribers can access Web-based information and services that are hosted on network operators' or third-party Web servers. Due to its open and highly portable architecture, UP.Browser can be embedded into different types of wireless telephones and utilize each telephone's specific display and input characteristics, such as graphical displays and programmable keys. Key features of UP.Browser include:

------------------------------------------------------------------------------------------
       FEATURES                                   DESCRIPTION
------------------------------------------------------------------------------------------
 Browsing                 UP.Browser displays WML-designed pages from any Web or
                          intranet site.
------------------------------------------------------------------------------------------
 Universal Inbox          Notifies subscribers with a visual or audible indication
                          when a Web page or other data has been proactively "pushed"
                          to their wireless telephones. Universal Inbox also
                          integrates in a single local mailbox diverse alert types,
                          including email and voice mail, as well as Web-based content such as stock quotes, traffic alerts and flight information.
------------------------------------------------------------------------------------------
 Local Application        Allows access to important information when out of network
 Environment              coverage. Increases efficiency of applications and minimizes perceived delay when used over bandwidth-constrained
                          networks.
------------------------------------------------------------------------------------------
 Security                 UP.Browser employs the same encryption technology used by
                          many commercial Web sites. Consequently, all interaction
                          between the wireless telephone and a Web site can be
                          authenticated and encrypted.
------------------------------------------------------------------------------------------

     UP.Smart

     UP.Smart is a suite of software applications that augments UP.Browser with a set of popular functions commonly found on personal digital assistants. UP.Smart includes address book, calendar, to-do list and memo functions. UP.Smart synchronizes with PC-based personal information management applications through a serial cable. The information is stored both on the wireless telephone and personal computer, making it accessible even when the wireless telephone is not connected to the network.

     UP.SDK

     The Unwired Planet Software Development Kit, or UP.SDK, provides tools and documentation for Internet content providers and developers to create and maintain WML-based Internet services. UP.SDK consists of the following components:

     - The UP.Simulator, a Windows-based application that simulates the behavior of UP.Browser-equipped wireless telephones, allowing developers to more easily test WML services.

     - Specialized functions and libraries that simplify the process of generating WML applications.

     - Tools for establishing secure communications between WML applications and UP.Link Servers.

     - Sample WML files and application source code.

SERVICES

     We offer consulting services to network operators and wireless telephone manufacturers. Our consulting services help us to shorten our software license sales cycle, accelerate deployment of our technology and deepen our understanding of our customers' networks. We also provide both customer support and custom software development services for network operators, as well as software porting consulting services to wireless telephone manufacturers that license UP.Browser.

CUSTOMERS

     Wireless Network Operators

     We sell our UP.Link Server Suite and related technical support to network operators worldwide to enable them to offer a variety of wireless Internet services to their subscribers. These network operators have licensed our software and have either announced a commercial service launch or are in a market or laboratory trial phase.

     As of March 1999, 22 network operators, including the following companies, have licensed our software:

--------------------------------------------------------------------------------------------------
                 NAME                               STAGE               TECHNOLOGY      COUNTRY
--------------------------------------------------------------------------------------------------
 AT&T Wireless Services                     Deployed in July 1996          CDPD           USA
--------------------------------------------------------------------------------------------------
 Bell Atlantic Mobile                    Deployed in September 1996        CDPD           USA
--------------------------------------------------------------------------------------------------
 GTE Wireless                               Deployed in May 1997           CDPD           USA
--------------------------------------------------------------------------------------------------
 SFR/CEGETEL                             Announced Commercial Launch       GSM          France
                                            (expected March 1999)
--------------------------------------------------------------------------------------------------
 Bell Mobility                           Announced Commercial Launch       CDMA         Canada
                                            (expected April 1999)
--------------------------------------------------------------------------------------------------
 DDI Corporation                         Announced Commercial Launch       CDMA          Japan
                                            (expected April 1999)
--------------------------------------------------------------------------------------------------
 IDO Corporation                         Announced Commercial Launch       CDMA          Japan
                                            (expected April 1999)
--------------------------------------------------------------------------------------------------
 Nextel Communications                   Announced Commercial Launch       iDEN           USA
                                            (expected June 1999)
--------------------------------------------------------------------------------------------------
 France Telecom Mobile                              Trial                  GSM          France
--------------------------------------------------------------------------------------------------
 Omnitel                                            Trial                  GSM           Italy
--------------------------------------------------------------------------------------------------
 Orange                                             Trial                  GSM           U.K.
--------------------------------------------------------------------------------------------------
 Deutsche Telekom Mobilnet GmbH                     Trial                  GSM          Germany
 (T-Mobil)
--------------------------------------------------------------------------------------------------
 Telecom Italia Mobile                              Trial                  GSM           Italy
--------------------------------------------------------------------------------------------------
 Telstra                                            Trial                  GSM         Australia
--------------------------------------------------------------------------------------------------
 Telenor                                            Trial                  GSM          Norway
--------------------------------------------------------------------------------------------------

     We also provide our network operator customers with consulting services that enable them to rapidly adopt our technology and bring wireless Internet-based services to market. Our consulting services focus on those areas where our products interface with the network operators' internal systems such as billing, provisioning and customer care. We also provide our network operator customers with assistance in choosing the appropriate content and applications for their subscribers and creating the promotion and pricing strategies for their service.

     Wireless Telephone Manufacturers

     We license our UP.Browser software to wireless telephone manufacturers, who embed UP.Browser into their products. In order to encourage these manufacturers to include UP.Browser in their wireless telephone models, no per-unit royalty is charged. In addition, we provide porting support and engineering services to accelerate the introduction of new wireless telephone models that contain UP.Browser. These services are provided to manufacturers on an annual flat-fee basis per digital wireless telephony standard.

     As of March 1999, 22 wireless telephone manufacturers have licensed UP.Browser, and the following manufacturers have publicly announced products that will include UP.Browser:

- Alcatel                                       - Qualcomm
- IGS                                           - Sagem
- LG Information & Communications               - Samsung Electronics
- Mitsubishi                                    - Siemens
- Motorola                                      - Sony
- Panasonic (Matsushita)

     Additionally, Nokia and Ericsson have announced that they will introduce wireless telephones that will be compatible with our UP.Link Server Suite.

     During the year ended June 30, 1998, AT&T Wireless Services and Matsushita Communications Industrial accounted for approximately 22% and 18%, respectively, of our total revenues.

RESEARCH AND PRODUCT DEVELOPMENT

     We continue to enhance the features and performance of our existing products and introduce new products. For example, in the second half of 1999, we expect to release the fourth generation of our UP.Link Server Suite and UP.Browser products. These products are expected to be compliant with version
1.1 of the specifications promulgated by the WAP Forum. We are currently developing other applications, including a secure provisioning server, which enables network operators to automate customer provisioning, and compatibility with two-way short messaging service systems. In addition, our Carrier Services Group provides outsourced application development and services to our network operator customers.

     Our success depends on a number of factors, which include our ability to identify and respond to emerging technological trends in our target markets, develop and maintain competitive products, enhance our existing products by adding features and functionality that differentiate them from those of our competitors and bring products to market on a timely basis and at competitive prices. As a result, we have made, and we intend to continue to make, significant investments in research and product development. Our research and development expenses were $4.0 million and $5.7 million for the years ended June 30, 1997 and 1998, respectively, and $5.1 million for the six months ended December 31, 1998. As of December 31, 1998, we had 58 employees engaged in research and product development activities. We are recruiting additional skilled engineers for research and product development, and our business could be adversely affected if we are unable to hire such engineers on a timely basis. See "Risk Factors -- Our market is subject to rapid technological change,"
"-- Our software products may contain defects or errors, and shipments of our software may be delayed," "-- Our success depends on key management and technical personnel," "-- We depend on others to provide content and develop applications for wireless telephones," "-- We must integrate our products with third-party technology" and "-- We rely on technology licensed to us by others."

TECHNOLOGY

     Our technology has contributed both to driving open standards for the delivery of Internet-based services to mass-market wireless telephones and to providing network operators and wireless telephone manufacturers with software solutions that are robust and scalable, and take into account the specific characteristics of wireless telephony networks and telephones.

     Wireless Application Protocol and Wireless Markup Language

     Unwired Planet, along with Ericsson, Motorola and Nokia, founded the WAP Forum in 1997, and published open standards-based technical specifications for application and content development, as well as product interoperability based on Internet technology and standards. Leading network operators, telecommunications device and equipment manufacturers, and software companies worldwide have joined the WAP Forum, which has grown to over 90 members as of March 1999. See "Risk Factors -- We depend on the emergence of the WAP Forum's specifications as the predominant standard for the delivery of Internet-based services through wireless telephones."

     The WAP specifications consist of the following components:

     - A Transport Specification, which defines the way in which data is exchanged between the network operator's server and the wireless telephone. The WAP Transport Specification mirrors the Internet-standard secure HTTP protocol, but is optimized for wireless telephone networks. For example, on a typical PC-based Internet connection, all functions such as security provisioning and application downloading and interaction are performed on the PC. In the WAP Transport Specification, functions are divided between the wireless telephone and the network operator's server because of the bandwidth constraints over the wireless network and the wireless telephone's limited processing power.

     - A Wireless Markup Language (WML), which optimizes the display of and interaction with Web-based content on wireless telephones and allows Internet applications to take advantage of the voice capabilities of the wireless telephony network. WML is compliant with the Extensible Markup Language, or XML, specification published by the World Wide Web Consortium.

     - WML Script, which enables a developer to add procedural logic to WML pages in the same manner as JavaScript does for HTML Web pages.

     In order to implement interoperability with Internet-based content, the WAP Transport Specification and WML use the open standards-based Internet model of interaction, in which content and applications reside on Web servers that are physically distributed, and requests for the data on these servers are sent via open-standard URLs.

     On standard Internet Web servers, content typically resides in databases, but is provided to users via a number of content formats, including HTML, JavaScript and Java. WML and WML Script function as standard content formats, so Internet content providers can add WML and WML Script access to their servers without having to change the underlying data. WML and WML Script applications deliver content in a format that is optimized for wireless telephone interfaces.

     Components of UP.Link Technology

     Our UP.Link Server Suite is designed to be modular, expandable, flexible, scalable and reliable. Using a distributed architecture based on scalable, object-oriented technology, the UP.Link Server Suite typically runs on a large, distributed set of servers. The UP.Link Server Suite is designed to meet the stringent performance, scalability and reliability requirements of network operators.

     Server Side Agents. Since wireless networks have limited bandwidth and wireless telephones have limited processing power and memory, programs called agents that reside on the server are used to provide processing power and other computing resources to UP.Browser-enabled wireless telephones. These agents allow certain operations to be offloaded from the wireless telephone to the UP.Link server. This means that the duties that are typically performed by the Web browser on standard personal computers can be divided between the browser on the wireless telephone and a "proxy" running in the agent. The exact split of functionality can vary depending on the particular capabilities of the wireless telephone. The agent can perform many functions, including translating wireline Internet protocols such as HTTP to wireless Internet protocols such as WAP, as well as compiling Internet content so that it is more compact to transmit and easier to display on the wireless telephone.

     Dispatcher. At the core of our scalable server architecture is a dispatcher that dynamically load balances user proxies between a number of agents. The dispatcher is much like the line at a bank that funnels a queue of customers to the next available teller. The dispatcher also provides a basic level of fault tolerance by automatically rerouting subscriber requests if a proxy server malfunctions.

     Messenger. The UP.Link messenger server provides store-and-forward messaging capabilities from Web servers to UP.Browser-enabled wireless telephones over a wide range of wireless protocols such as Short Message Service and Cellular Digital Packet Data. Store-and-forward means that if a wireless telephone is turned off or out of its coverage area, the message will be stored and delivered once the wireless telephone is connected to the network. The messenger accepts data through standard Web interfaces such as HTTP and converts the data for transmittal over the wireless network without requiring modifications to the Web server.

     Narrow Band Router. The Narrow Band Router provides a common interface to a wide range of narrow band, or low-bandwidth, wireless networks. This feature makes the protocol-specific components of message addressing, routing and delivery transparent to Internet applications, enabling developers to easily create applications for wireless networks without customizing their applications to work with each individual protocol. Thus the same application can work across a number of wireless data networks and protocols in a transparent manner.

     Translation Framework. Wireless telephones are different than personal computers in that they are mass-market consumer devices with software that is embedded in the wireless telephone at the factory and very difficult and costly to modify in the field. The WML specification, however, is regularly evolving as features and functionality are introduced and refined. To address this issue, the translation framework provides an extensible software framework to translate content in real-time. Software translators can be implemented that transparently translate content based on newer versions of WML to make it compatible with wireless telephones that contain older versions of UP.Browser, or vice versa.

SALES AND MARKETING

     We sell our products through both a direct sales force and third-party resellers, currently Alcatel (France), CTC (Japan), Sema Group (France, Canada and United States) and Siemens (Germany). In addition, we have a joint sales and marketing relationship with Lucent Technologies.

As of December 31, 1998, we had 24 persons in sales and marketing serving the United States market, and 11 persons in sales and marketing outside the United States. We plan to significantly expand this group over the next 12 months. In addition, we have offices in London and Tokyo. Our direct sales force focuses on selling products and consulting services and assists our indirect channel partners in selling our products and services. International sales of products and services accounted for 7% and 44% of our total revenues in the years ended June 30, 1997 and 1998, respectively, and 66% of our total revenues for the six months ended December 31, 1998. We expect international revenues to continue to account for a significant portion of our revenues, although the percentage of our total revenues derived from international sales may vary. Our international sales strategy is to partner with leading distributors and systems integrators that have strong industry backgrounds and market presence in their respective markets and geographic regions. See "Risk Factors -- International expansion is an important part of our strategy, and such expansion carries specific risks."

     Our success depends in part on our ability to increase sales of our products and services through value-added resellers and systems integrators and to expand our indirect distribution channels. In addition, our agreements with these partners typically do not restrict the sale of products that are competitive with our products, and each of our partners can cease marketing our products and services at their option and, under certain circumstances, with little notice and with little or no penalty. See "Risk Factors -- Our success depends in part on our ability to maintain and expand our distribution channels."

     We believe that customer service and ongoing technical support is an essential part of the sales process in the wireless communications industry. In order to provide high levels of customer service, senior management and assigned account managers play a role in ongoing account management and relationships. We believe these customer relationships enables us to both improve customer satisfaction and develop products to meet specific customer needs. Our agreements with our network operator customers provide for 24 hour per day support seven days per week.

     We actively recruit content and application developers to our platform and provide to them free of charge our software developer's kit, UP.SDK. We also provide them with free membership in our Developer Program, free email-based support and the opportunity to participate in our Alliances Program. To date, there are over 4,500 registered developers in our Developer Program who have downloaded UP.SDK.

     Our Alliances Program is comprised of a select group of our content and application developers. We screen applications to our Alliances Program based on the availability and quality of the content or applications produced by the partner. We perform joint marketing activities with the partner, as well as provide introductions between our wireless network operators and our Alliances Program members.

COMPETITION

     The market for our products and services is becoming increasingly competitive. The widespread adoption of open industry standards such as the WAP specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. We expect that we will compete primarily on the basis of price, time-to-market, functionality, quality and breadth of product and service offerings. Our current and potential competitors include the following:

     - Wireless equipment manufacturers, such as Ericsson and Nokia, which are developing and marketing competitive server, browser and application software products. These companies already sell billions of dollars of wireless telephones and other telecommunications products to network operators which are our existing and potential customers.

     - Microsoft and Wireless Knowledge, a joint venture of Microsoft and Qualcomm, which have announced their intention to introduce products that may compete directly with our UP.Link and UP.Browser products, as well as our UP.Applications. In addition, Microsoft has announced that it intends to port its Windows CE operating system to wireless handheld devices, including wireless telephones, and to develop and market its own browser for such devices.

     - Systems integrators, such as CMG and APiON, and software companies, such as Oracle Corporation and Sendit, which are developing and marketing server software that is compliant with the specifications promulgated by the WAP Forum.

     - Providers of Internet software applications and content, electronic messaging applications and personal information management software solutions, any of whom could offer products and services that compete with ours.

     Many of our existing competitors as well as potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Several of these companies also have greater name recognition and more well-established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer more attractive terms to customers than we can. We may face increasing price pressure from our network operator customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to compete more effectively. Finally, existing and potential competitors may develop enhancements to, or future generations of, competitive products that will have better performance features than our products. See "Risk Factors -- The market for our products and services is highly competitive."

INTELLECTUAL PROPERTY RIGHTS

     Our performance depends significantly on our ability to protect our proprietary rights to the technologies used in our products. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. As of March 1999, we had one issued United States patent, two allowed patent applications and 54 pending United States patent applications, as well as foreign counterparts with respect to certain of these applications. In addition, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, but these legal means afford only limited protection. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Thus, the measures we are taking to protect our proprietary rights in the United States and abroad may not be adequate. Finally, our competitors may independently develop similar technologies.

     The telecommunications and Internet software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. For example, we may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. To address such patent infringement claims, we may have to enter into royalty or licensing agreements on disadvantageous commercial terms. A successful claim of product infringement against us, and our failure to license the infringed or similar technology, would harm our business. In addition, any infringement claims, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management attention from administering our core business. In connection with our application to register the "Unwired Planet" mark, a third party filed a notice of opposition with the United States Patent and Trademark Office. We are currently in negotiations with this third party to obtain its consent to our registration. If we are not able to obtain registration of the "Unwired Planet" mark, we would have to rely solely on common law protection for this mark. See "Risk Factors -- We may be unable to adequately protect our proprietary rights or may be sued by third parties for infringement of their proprietary rights."

EMPLOYEES

     As of December 31, 1998, we had a total of 111 employees. None of our employees is covered by any collective bargaining agreements. We believe that our relations with our employees are good. See "Risk Factors -- Our success depends on key management and technical personnel" and "-- We must successfully manage our anticipated growth."

FACILITIES

     Our principal offices are located in Redwood City, California in a 41,000 square foot facility under a lease expiring in June 2005, with a renewal option for an additional five-year term. We also lease space for our offices in London and Tokyo.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of December 31, 1998 are as follows:

        NAME           AGE                             POSITION
        ----           ---                             --------
Alain Rossmann         43    Chairman and Chief Executive Officer
Charles Parrish        52    Executive Vice President and Director
Alan Black             38    Vice President, Finance and Administration, Chief Financial
                             Officer and Treasurer
Andrew Laursen         40    Vice President, Product Development and Engineering
Benjamin Linder        33    Vice President, Marketing
Maurice Jeffery        35    Vice President, North America Sales
Malcolm Bird           42    Managing Director, Unwired Planet (Europe) Ltd.
Roger Evans(1)(2)      53    Director
David Kronfeld(1)      51    Director
Andrew Verhalen(2)     42    Director

-------------------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     ALAIN ROSSMANN. Mr. Rossmann is the founder, Chairman and Chief Executive Officer of Unwired Planet. Prior to founding Unwired Planet in December 1994, he was Chief Executive Officer of EO Corporation, a pioneer in personal digital assistant devices, from 1991 to 1993, when it was sold to AT&T. Prior to his involvement with EO, he was Vice President of Operations for C-Cube Microsystems Inc., a semiconductor design company, from 1989 to 1991. From 1986 to 1989, Mr. Rossmann co-founded and served as Vice President of Marketing and Sales at Radius, Inc., a developer of digital video products. From 1983 to 1986, Mr. Rossmann was manager of the third-party developer group at Apple Computer, Inc. Mr. Rossmann holds an M.S. degree in Mathematics from the Ecole Polytechnique, an M.S. degree in Civil Engineering from Ecole Nationale des Ponts et Chaussees and an M.B.A. degree from Stanford University.

     CHARLES PARRISH. Mr. Parrish joined Unwired Planet as President and a director in June 1995, and was appointed Executive Vice President in June 1997. Mr. Parrish was General Manager of the Mobile Data Division of GTE Mobile Communications, a telecommunications company, from 1994 to June 1995, and Vice President of Marketing for GTE, from 1991 to 1994. Prior to working for GTE, Mr. Parrish was Senior Vice President of Operations for Contel Cellular, a telecommunications company, from July 1990 to 1991, when Contel was acquired by GTE. Prior to serving at Contel, he was the co-Founder, President and Chief Executive Officer of AmeriCom Corporation, a telecommunications equipment company, from 1984 to June 1990. Mr. Parrish served as Executive Assistant to the Secretary of the United States Department of the Interior under the Carter Administration. Mr. Parrish holds a B.S. degree in Industrial Management from the Georgia Institute of Technology.

     ALAN BLACK. Mr. Black joined Unwired Planet as Vice President of Finance and Administration and Chief Financial Officer in August 1997 and was appointed to the additional office of Treasurer in September 1997. Mr. Black was Chief Financial Officer of Vicor, Inc., a provider of Internet information capture and delivery systems for financial services firms, from August 1992 to August 1997. Prior to his tenure at Vicor, Mr. Black was with KPMG LLP between 1982 and 1992, most recently with the firm's High Technology practice. Mr. Black holds a Bachelor of Commerce and a graduate diploma in Public Accountancy from McGill University. Mr. Black is a member of the

California Society of Certified Public Accountants and the Canadian Institute of Chartered Accountants.

     ANDREW LAURSEN. Mr. Laursen joined Unwired Planet as Vice President of Product Development and Engineering in June 1996, after working from August 1986 to June 1996 at Oracle Corporation, most recently as the Vice President and general manager of the Network Computer Division. Prior to this position, he pioneered Oracle's efforts in the area of digital video and worked in various management and development roles in the database server division. Before working at Oracle, Mr. Laursen was employed with Tolerant Systems, a computer systems company, where he was responsible for the development of their fault-tolerant UNIX file system. Mr. Laursen began his career at AT&T Bell Laboratories. He holds a B.S. degree in Computer Science from Michigan State University and an M.S. degree in Computer Science from the University of Illinois.

     BENJAMIN LINDER. Mr. Linder joined Unwired Planet in January 1996 as Vice President of Product Development and was appointed as Vice President of Marketing in October 1996. From July 1987 to December 1995 at Oracle Corporation, where he most recently served as Vice President of Marketing, co-founding Oracle's New Media Division in 1992. Prior to working in the New Media division of Oracle, Mr. Linder was Director of Technical Services for the massively parallel processing technology at Oracle. He holds B.S. degrees in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

     MAURICE JEFFERY. Mr. Jeffery joined Unwired Planet in August 1996 as Director of Business Development and was promoted to Vice President of North American Sales in August 1997. Prior to joining Unwired Planet, Mr. Jeffery held various management positions, including European Managing Director, at General Magic, Inc., a telecommunications software and services infrastructure company, from September 1994 to August 1996. Prior to working at General Magic, he held various management positions in technical support, business development and marketing at Hewlett-Packard Company from September 1984 to September 1994. Mr. Jeffery holds a B.S. degree in Computer Science and Commercial Studies from GCAT, England.

     MALCOLM BIRD. Prior to joining Unwired Planet as Vice President of Europe in September 1997, Mr. Bird worked at Acorn Computer Group, Plc., a computer company, from November 1989 to April 1997, serving most recently as divisional chief executive for the network computing and online media divisions. While at Acorn, Mr. Bird directed the design of Oracle's Network Computer, launched Acorn's entry into the emerging interactive television market and co-founded Advanced RISC Machines, Ltd. (ARM), a joint venture between Acorn, Apple Computer and VLSI Technology. Before working at Acorn, Mr. Bird worked with the PA Consulting Group, a consulting company. Mr. Bird holds a B.S. degree in Mechanical Engineering from Imperial College, London University.

     ROGER EVANS. Mr. Evans has been a director of Unwired Planet since September 1995. Mr. Evans has been associated with Greylock Management Corporation, a Boston-based venture capital firm, since 1989, serving as a general partner since January 1991. From 1985 to 1988, he served as President and Chief Executive Officer of Micom Systems, Inc., a data communications equipment manufacturer, which he co-founded in 1976. He also serves as a director of Ascend Communications, Inc., a wide area networking company, Copper Mountain Networks, a communications equipment company, and several privately-held networking companies. Mr. Evans holds a Master of Arts degree in Economics from Cambridge University, England.

     DAVID KRONFELD. Mr. Kronfeld has been a director of Unwired Planet since February 1998. Mr. Kronfeld founded JK&B Capital in January 1996 and is the managing member. Mr. Kronfeld is also a general partner at Boston Capital Ventures, where he specializes in the telecommunications and software industries. Before joining Boston Capital Ventures in October 1989, Mr. Kronfeld was the Vice President of Acquisitions and Venture Investments at Ameritech, a telecommunications company, from October 1984 to October 1989. Prior to working for Ameritech, Mr. Kronfeld was a Senior Manager at Booz Allen & Hamilton, an international management consulting firm, from 1977 to 1981. Mr. Kronfeld is a director of SCC Communications, Inc., a 911 service provider, MGC Communications, Inc., a local exchange carrier, and 21st Century Telecom Group, a telecommunications company. He holds a B.S. degree in Electrical Engineering and an M.S. degree in Computer Science from Stevens Institute of Technology and an M.B.A. degree from The Wharton School of Business.

     ANDREW VERHALEN. Mr. Verhalen has been a director of Unwired Planet since September 1995. Mr. Verhalen is a general partner of Matrix Partners, a venture capital firm, which he joined in 1992. From 1986 to 1991, Mr. Verhalen worked at 3Com Corporation, a network manufacturer, initially as a Vice President of Marketing, then as Vice President and General Manager of the Network Adapter Division. Prior to joining 3Com, he worked for five years in the Microprocessor Group at Intel Corporation, in various marketing, management and strategic planning roles. He currently is a director of Copper Mountain Networks, WatchGuard Technologies, a network security company, and several private technology companies. Mr. Verhalen holds a B.S. degree in Electrical Engineering, an M.S. Eng. degree in Electrical Engineering and an M.B.A. degree from Cornell University.

BOARD COMPOSITION

     Our Bylaws currently provide for a Board of Directors consisting of five members. Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders, the Board of Directors will be divided into three classes, each serving staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; Class II, whose term will expire at the second annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; and Class III, whose term will expire at the third annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of stockholders of Unwired Planet, with the other classes continuing for the remainder of their respective terms. Messrs. Rossmann, Parrish, Evans, Verhalen and Kronfeld were elected to the Board of Directors pursuant to a voting agreement by and among Unwired Planet and certain of its principal stockholders. This voting agreement will terminate upon completion of this offering.

BOARD COMPENSATION

     Except for reimbursement for reasonable travel expenses relating to attendance at Board meetings and the grant of stock options, directors are not compensated for their services as directors. Directors who are employees of Unwired Planet are eligible to participate in our 1995 and 1996 Stock Plans and will be eligible to participate in the our 1999 Employee Stock Purchase Plan. Directors who are not employees of Unwired Planet are eligible to participate in our 1996 Stock Plan and will be eligible to participate in our 1999 Directors' Stock Option Plan. See "Stock Plans."

BOARD COMMITTEES

     The Compensation Committee currently consists of Messrs. Evans and Verhalen. The Compensation Committee:

     - reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plans; and

     - makes recommendations to the Board of Directors regarding such matters.

     The Audit Committee currently consists of Messrs. Kronfeld and Evans. The Audit Committee:

     - makes recommendations to the Board of Directors regarding the selection of independent auditors;

     - reviews the results and scope of the audit and other services provided by our independent auditors; and

     - reviews and evaluates our audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee of Unwired Planet's Board of Directors are currently Messrs. Evans and Verhalen, neither of whom has at any time been an officer or employee of Unwired Planet.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth certain compensation awarded to, earned by, or paid to our Chief Executive Officer and the four other most highly compensated executive officers whose total cash compensation exceeded $100,000 during the year ended June 30, 1998 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                         ------------
                                                ANNUAL COMPENSATION       SECURITIES
                                              ------------------------    UNDERLYING       ALL OTHER
        NAME AND PRINCIPAL POSITION           SALARY($)     BONUS($)      OPTIONS(#)    COMPENSATION($)
        ---------------------------           ----------   -----------   ------------   ---------------
Alain Rossmann, Chairman and
  Chief Executive Officer...................   $157,500    $     --             --         $     806(1)
Charles Parrish, Executive Vice President...    167,500      35,000(2)     106,667            73,287(3)
Maurice Jeffery, Vice President,
  North America Sales.......................    118,508      56,667(2)      55,000               600(1)
Malcolm Bird, Managing Director, Unwired
  Planet (Europe) Ltd.......................    100,000     137,224(2)     120,000            18,000(4)
Michael Matthys, former
  Vice President, Asia Sales(5).............     84,615      69,444             --               497(1)

-------------------------
(1) Consists of life insurance premiums paid by Unwired Planet.

(2) Consists of sales commissions.

(3) Consists of payments for moving and relocation costs, monthly payments for housing expenses pursuant to relocation agreement and life insurance premiums paid by Unwired Planet.

(4) Consists of Unwired Planet's contribution to pension plan and auto allowance.

(5) Mr. Matthys resigned from Unwired Planet in February 1999.

     Option Grants. The following table shows certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended June 30, 1998. No stock appreciation rights were granted to these individuals during the year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL
                                                                                                REALIZABLE
                                                                                             VALUE AT ASSUMED
                                                                                               ANNUAL RATES
                                                                                              OF STOCK PRICE
                                      NUMBER OF    PERCENTAGE OF                               APPRECIATION
                                        SHARES         TOTAL                                    FOR OPTION
                                      UNDERLYING      OPTIONS      EXERCISE                      TERM(2)
                                       OPTIONS      GRANTED TO     PRICE PER   EXPIRATION   ------------------
                NAME                  GRANTED(1)     EMPLOYEES       SHARE        DATE        5%         10%
                ----                  ----------   -------------   ---------   ----------   -------    -------
Alain Rossmann......................        --           --             --            --         --         --
Charles Parrish.....................   106,667          8.6%         $2.48     6/24/2008    166,029    421,599
Maurice Jeffery.....................    35,000          2.8           0.60     2/18/2008     13,207     33,469
                                        20,000          1.6           2.48     6/24/2008     31,193     79,050
Malcolm Bird........................   100,000          8.1           0.39     9/24/2007     24,527     62,156
                                        20,000          1.6           2.48     6/24/2008     31,193     79,050
Michael Matthys(3)..................        --           --             --            --         --         --

-------------------------
(1) These stock options, which were granted under the 1996 Stock Plan, become exercisable at a rate of 1/4 of the total number of shares of common stock subject to the option on the first anniversary of the date of grant, and 1/48 of the total number of shares monthly thereafter, as long as the optionee remains an employee with, consultant to, or director of Unwired Planet.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

(3) Mr. Matthys resigned from Unwired Planet in February 1999.

     Aggregate Option Exercises and Holdings. The following table provides certain summary information concerning the shares of common stock represented by outstanding stock options held by each of the Named Executive Officers as of June 30, 1998.

                         FISCAL YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                             NUMBER OF                   OPTIONS AT JUNE 30,           IN-THE-MONEY OPTIONS
                              SHARES       VALUE               1998 (#)               AT JUNE 30, 1998 ($)(2)
                            ACQUIRED ON   REALIZED   ----------------------------   ---------------------------
           NAME             EXERCISE(#)    ($)(1)    EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   --------   -----------    -------------   -----------   -------------
Alain Rossmann............        --           --         --                --            --              --
Charles Parrish...........        --           --         --           106,667            --        $      0
Maurice Jeffrey...........    14,581      $27,268        731            74,687        $1,645         117,271
Malcolm Bird..............        --           --         --           119,999            --         208,500
Michael Matthys(3)........        --           --         --                --            --              --

-------------------------
(1) The amount set forth represents the difference between the fair market value of the shares on the date of exercise as determined by the Board of Directors and the exercise price of the option.

(2) Based on the fair market value as of June 30, 1998, as determined by the Board of Directors, minus the exercise price, multiplied by the number of shares underlying the option.

(3) Mr. Matthys resigned from Unwired Planet in February 1999.

     We have entered into agreements with each of our executive officers which provide that if such officer's employment is terminated involuntarily other than for cause within 18 months following a change of control transaction, then subject to certain limitations, the vesting of any stock option or restricted stock held by such officer shall be automatically accelerated so that the option or restricted stock becomes completely vested.

STOCK PLANS

     1995 Stock Plan. Our 1995 Stock Plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 1995 Stock Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 1995 Stock Plan was originally adopted by our Board of Directors in October 1995 and approved by our stockholders in October 1995. Unless terminated earlier by the Board of Directors, the 1995 Stock Plan shall terminate in October 2005. A total of 1,649,463 shares of common stock have been reserved for issuance under the 1995 Stock Plan. As of March 15, 1999, options to purchase 463,898 shares of common stock were outstanding at a weighted average exercise price of $0.16, 1,185,565 shares had been issued upon exercise of outstanding options or pursuant to restricted stock purchase agreements, and no shares remained available for future grant.

     The 1995 Stock Plan may be administered by the Board of Directors or a committee of the Board (the "Administrator"). The Administrator determines the terms of options granted under the 1995 Stock Plan, including the number of shares subject to the option, exercise price, term and exercisability. Incentive stock options granted under the 1995 Stock Plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of such fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Nonstatutory stock options granted under the 1995 Stock Plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant (or at least 110% of such fair market value in the case of an optionee who holds more than

10% of the total voting power of all classes of our stock). Payment of the exercise price may be made in cash or such other consideration as determined by the Administrator.

     The Administrator determines the term of options, which may not exceed 10 years (or five years in the case of an option granted to a holder of more than 10% of the total voting power of all classes of our stock). No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. The Administrator determines when options become exercisable. Options granted under the 1995 Stock Plan generally must be exercised within 60 days after the termination of the optionee's status as an employee, director or consultant of Unwired Planet, or within 12 months if such termination is due to the death or disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1995 Stock Plan generally vest at the rate of 1/4th of the total number of shares subject to the option 12 months after the date of grant, and 1/48th of the total number of shares subject to the option each month thereafter.

     In the event of our merger with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. The Administrator has the authority to amend or terminate the 1995 Stock Plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, stockholder approval will be obtained for any amendment to the extent required by applicable law.

     In addition to stock options, the Administrator may issue stock purchase rights under the 1995 Stock Plan to employees, directors and consultants. The Administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The purchase price of a stock purchase right granted under the 1995 Stock Plan must be at least 85% of the fair market value of the shares as of the date of the offer. The period during which the stock purchase right is held open is determined by the Administrator, but in no case shall such period exceed 30 days. Unless the Administrator determines otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting Unwired Planet an option to repurchase unvested shares at cost upon termination of such recipient's relationship with us.

     1996 Stock Plan. Our 1996 Stock Plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 1996 Stock Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 1996 Stock Plan was originally adopted by our Board of Directors in September 1996 and approved by our stockholders in October 1996. The 1996 Stock Plan was amended by our Board of Directors in March 1999 to increase the total number of shares reserved for issuance by 4,250,000 shares and to incorporate certain other changes. The Amendment to the 1996 Stock Plan will be submitted for approval by our stockholders prior to the completion of this offering. Unless terminated earlier by the Board of Directors, the 1996 Stock Plan shall terminate in September 2006. A total of 7,734,425 shares of common stock have been reserved for issuance under the 1996 Stock Plan. As of March 15, 1999, options to purchase 2,870,420 shares of common stock were outstanding at a weighted average exercise price of $1.99, 364,699 shares had been issued upon exercise of outstanding options or pursuant to restricted stock purchase agreements, and 4,499,306 shares remained available for future grant.

     The 1996 Stock Plan may be administered by the Board of Directors or a committee of the Board (the "Administrator"). The Administrator determines the terms of options granted under the 1996 Stock Plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an individual receive option grants for more than 1,000,000 shares under the 1996 plan in any fiscal year. Incentive stock options granted under the

1996 Stock Plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of such fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Nonstatutory stock options granted under the 1996 Stock Plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant. Payment of the exercise price may be made in cash or such other consideration as determined by the Administrator.

     The Administrator determines the term of options, which may not exceed 10 years (or five years in the case of an option granted to a holder of more than 10% of the total voting power of all classes of our stock). No option may be transferred by the optionee other than by will or the laws of descent or distribution provided, however, that the Administrator may in its discretion provide for the transferability of nonstatutory stock options granted under the 1996 Stock Plan. Each option may be exercised during the lifetime of the optionee only by such optionee or permitted transferee. The Administrator determines when options become exercisable. Options granted under the 1996 Stock Plan generally must be exercised within 60 days after the termination of the optionee's status as an employee, director or consultant of Unwired Planet, or within 12 months if such termination is due to the death or disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1996 Stock Plan generally vest at the rate of 1/4th of the total number of shares subject to the option 12 months after the date of grant, and 1/48th of the total number of shares subject to the option each month thereafter.

     In the event of our merger with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to such assumption or substitution of an option, the option will terminate. The Administrator has the authority to amend or terminate the 1996 Stock Plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, stockholder approval is required to increase the number of shares subject to the 1996 Stock Plan, to change the designation of the class of persons eligible to be granted options or to increase the individual grant limitation.

     In addition to stock options, the Administrator may issue stock purchase rights under the 1996 Stock Plan to employees, directors and consultants. The Administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The purchase price of a stock purchase right granted under the 1996 Stock Plan must be at least 85% of the fair market value of the shares as of the date of the offer. The period during which the stock purchase right is held open is determined by the Administrator, but in no case shall such period exceed 30 days. Unless the Administrator determines otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting Unwired Planet an option to repurchase the unvested shares at cost upon termination of such recipient's relationship with us.

     1999 Employee Stock Purchase Plan. Our 1999 Employee Stock Purchase Plan was adopted by the Board of Directors in March 1999 and will be submitted for approval by our stockholders prior to completion of this offering. A total of 600,000 shares of Common Stock has been reserved for issuance under the 1999 Employee Stock Purchase Plan, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 500,000 shares or 1% of our outstanding Common Stock on the last day of the immediately preceding fiscal year. The 1999 Employee Stock Purchase Plan becomes effective upon the date of this offering. Unless terminated earlier by the Board of Directors, the 1999 Employee Stock Purchase Plan shall terminate in March 2019.

     The 1999 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period will generally consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on April 30, 2001; the initial purchase period is expected to begin on the date of this offering and end on January 31, 2000, with subsequent purchase periods ending on April 30, 2000, October 31, 2000 and April 30, 2001. The 1999 Employee Stock Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. Our employees (including officers and employee directors), or of any majority-owned subsidiary designated by the Board, are eligible to participate in the 1999 Employee Stock Purchase Plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year. The 1999 Employee Stock Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which in any event may not exceed 20% of an employee's base salary. The purchase price is equal to the lower of 85% of the fair market value of the Common Stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time during an offering period, and participation ends automatically on termination of employment.

     An employee cannot be granted an option under the 1999 Employee Stock Purchase Plan if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries, or if such option would permit an employee to purchase stock under the 1999 Employee Stock Purchase Plan at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 2,500 shares of Common Stock under the 1999 Employee Stock Purchase Plan in any one purchase period. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in that offering period shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new twenty-four month offering period beginning on the first business day following the purchase date.

     If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 1999 Employee Stock Purchase Plan will be assumed or an equivalent right substituted by the successor corporation. However, the Board of Directors will shorten any ongoing offering period so that employees' rights to purchase stock under the 1999 Employee Stock Purchase Plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right of such corporation. The Board of Directors has the power to amend or terminate the 1999 Employee Stock Purchase Plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the Board of Directors may amend or terminate the 1999 Employee Stock Purchase Plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

     1999 Directors' Stock Option Plan. The 1999 Directors' Stock Option Plan was adopted by the Board of Directors in March 1999 and will be submitted for approval by our stockholders prior to completion of this offering. A total of 600,000 shares of common stock has been reserved for issuance under the 1999 Directors' Stock Option Plan, all of which remain available for future grants. The 1999 Directors' Stock Option Plan provides for the grant of nonstatutory stock options to nonemployee directors of Unwired Planet. The 1999 Directors' Stock Option Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which such director has a personal interest.

     The 1999 Directors' Stock Option Plan provides that each person who becomes a nonemployee director of Unwired Planet after the completion of this offering will be granted a nonstatutory stock option to purchase 33,333 shares of common stock on the date on which such individual first becomes a nonemployee director of Unwired Planet. Thereafter, on the first Board of Directors meeting date of each calendar quarter beginning on or after October 1, 2000, each nonemployee director who was a member of the Board of Directors prior to the completion of the offering will be granted an option to purchase 2,500 shares of common stock. In addition, on the first Board of Directors meeting date of each calendar quarter that begins at least one year following the initial option grant to a nonemployee director who becomes a director after the completion of this offering, but in no event earlier than October 1, 2000, such director will be granted an option to purchase 2,500 shares of common stock.

     The 1999 Directors' Stock Option Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the 1999 Directors' Stock Option Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, and each option is exercisable, during the lifetime of the optionee, only by such optionee. All options granted under the 1999 Directors' Stock Option Plan shall vest in full immediately upon grant of such option. If a nonemployee Director ceases to serve as a Director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a Director of Unwired Planet, exercise options granted under the 1999 Directors' Stock Option Plan. If he or she does not exercise such option within such 90 day period, such option shall terminate. The exercise price of all stock options granted under the 1999 Directors' Stock Option Plan shall be equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under the 1999 Directors' Stock Option Plan have a term of five years.

     In the event of a sale of all or substantially all of our assets, our merger with or into another corporation or any other reorganization of Unwired Planet in which more than 50% of the shares of Unwired Planet entitled to vote are exchanged, each nonemployee director shall have either (i) a reasonable time within which to exercise the option prior to the effectiveness of such dissolution, liquidation, sale, merger or reorganization, at the end of which time the option shall terminate, or (ii) the right to exercise the option or receive a substitute option with comparable terms, as to an equivalent number of shares of stock of the corporation succeeding Unwired Planet or acquiring its business by reason of such sale, merger or reorganization. Our Board of Directors may amend or terminate the 1999 Directors' Stock Option Plan as long as such action does not adversely affect any outstanding option and we shall obtain stockholder approval for any amendment to the extent required by applicable law.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability (a) for any breach of such director's duty of loyalty to Unwired Planet or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) for any transaction from which a director derives an improper personal benefit.

     Our Bylaws provide that Unwired Planet shall indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of an indemnified party. Our Bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of Unwired Planet upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification.

     We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify such director or officer against expenses (including attorney's fees), judgments, fines and settlements (collectively, "Liabilities") paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of Unwired Planet (other than Liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us. We believe that our Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Following completion of this offering, we also will maintain directors' and officers' liability insurance.

     At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Unwired Planet where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     Certain stock option grants to directors and executive officers of Unwired Planet are described herein under the caption "Management -- Executive Compensation."

     Since our inception, we have issued, in private placement transactions (collectively, the "Private Placement Transactions"), shares of preferred stock as follows: an aggregate of 4,731,997 shares of Series A Preferred Stock at $0.50 per share in June 1995, an aggregate of 3,999,987 shares of Series B Preferred Stock at $1.68 per share in December 1995 and February 1996, an aggregate of 2,538,766 shares of Series C Preferred Stock at $3.81 per share in October 1996, an aggregate of 6,444,877 shares of Series D Preferred Stock at $5.08 per share in January and February 1998 and an aggregate of 2,458,543 shares of Series E Preferred Stock at $7.24 per share in March 1999. The share and per share data set forth herein and in the table below assume our two-for-three reverse split and the automatic conversion of our outstanding preferred stock into common stock upon the completion of this offering. The following table summarizes the shares of preferred stock purchased by Named Executive Officers, directors and 5% stockholders of Unwired Planet and persons and entities associated with them in the Private Placement Transactions:

                                                              SERIES A    SERIES B    SERIES C    SERIES D
                                                              PREFERRED   PREFERRED   PREFERRED   PREFERRED
                          INVESTOR                              STOCK       STOCK       STOCK       STOCK
                          --------                            ---------   ---------   ---------   ---------
Alain Rossmann..............................................    132,000         --         --           --
Entities Affiliated with Greylock Equity Limited Partnership
  (Roger Evans).............................................  1,999,999    786,566     78,718       78,716
Entities Affiliated with Matrix Partners (Andrew
  Verhalen).................................................  1,999,998    786,565     78,718       78,715
Entities Affiliated with JK&B Capital, L.P. (David
  Kronfeld).................................................         --         --         --      590,370

-------------------------
    Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."

     Certain of our officers issued full recourse promissory notes to Unwired Planet to purchase restricted stock under the 1995 Stock Plan and the 1996 Stock
Plan:

                                                                    PRINCIPAL
                     NAME                          DATE OF NOTE      AMOUNT         DATE DUE       INTEREST RATE
                     ----                          ------------     ---------       --------       -------------
Alan Black.....................................  October 31, 1997   $ 52,000    October 31, 2001       6.24%
                                                  July 20, 1998     $123,750     July 20, 2002         5.49%
Andrew Laursen.................................   July 11, 1996     $ 85,000     July 11, 2000         6.48%
Benjamin Linder................................   July 11, 1996     $ 23,800     July 11, 2000         6.48%

     We have entered into indemnification agreements with our officers and directors containing provisions requiring us to, among other things, indemnify our officers and directors against certain liabilities that may arise by reason of our status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     We have entered into agreements with each of our executive officers which provide that if such officer's employment is terminated involuntarily other than for cause within 18 months following a change of control transaction, then subject to certain limitations, the vesting of any stock option or restricted stock held by such officer shall be automatically accelerated so that the option or restricted stock becomes completely vested.

     We entered into an agreement with Charles Parrish on December 23, 1996 pursuant to which we have agreed to pay Mr. Parrish a housing allowance of $3,570 per month starting in September 1996 through the earlier of August 2003 or the date that Mr. Parrish's terminates employment with Unwired Planet. In addition, we have agreed to pay Mr. Parrish a severance payment equal to six months of his base salary if Mr. Parrish's employment with us is involuntarily terminated. We have entered into a letter agreement with Malcolm Bird on August 18, 1997, which provides that if Mr. Bird's employment with us is involuntarily terminated by us other than for cause, he will receive a severance payment equal to six months of his base salary and continue to receive his medical insurance benefits for a period of six months following such termination.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 29, 1999, and as adjusted to reflect the sale of common stock offered hereby, as to (a) each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock, (b) each of our directors, (c) each of the Named Executive Officers, and (d) all directors and executive officers of Unwired Planet as a group.

                                                                           PERCENT BENEFICIALLY
                                                                                 OWNED(1)
                                                                           ---------------------
                                                             NUMBER OF      BEFORE       AFTER
                     NAME AND ADDRESS                        SHARES(1)     OFFERING     OFFERING
                     ----------------                        ----------    ---------    --------
Greylock Equity Limited Partnership........................   3,004,142      11.3%
  c/o Greylock Management
  One Federal Street
  Boston, MA 02110
Entities affiliated with Matrix Partners(2)................   3,004,138      11.3%
  Bay Colony Corporate Center
  1000 Winter Street, Suite 4500
  Waltham, MA 02154
Alain Rossmann(3)..........................................   3,737,832      14.1%
Charles Parrish............................................     752,822       2.8%
Roger Evans(4).............................................   3,037,475      11.4%
  c/o Greylock Management
  One Federal Street
  Boston, MA 02110
David Kronfeld(5)..........................................     635,763       2.4%
  c/o JK&B Capital
  205 North Michigan Avenue, Suite 808
  Chicago, IL 60601
Andrew Verhalen(6).........................................   3,037,471      11.4%
  c/o Matrix Partners
  Bay Colony Corporate Center
  1000 Winter Street, Suite 4500
  Waltham, MA 02154
Maurice Jeffery(7).........................................      34,270         *
Malcolm Bird(8)............................................      41,667         *
Michael Matthys(9).........................................      29,167         *
All directors and executive officers as a group
  (11 persons)(10).........................................  12,321,880      46.0%

-------------------------
 *  Less than 1%.

(1) Applicable percentage of beneficial ownership is based on 26,474,055 shares of common stock outstanding as of March 29, 1999, together with applicable options and warrants for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 29, 1999. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each of the individuals named above is: c/o Unwired Planet, Inc., 800 Chesapeake Drive, Redwood City, California 94063.

(2) Consists of 2,891,203 shares held by Matrix Partners IV, L.P. and 112,935 shares held by Matrix IV Entrepreneurs Fund. Mr. Verhalen is a director of Unwired Planet and a general partner of Matrix Partners, the general partner of each of Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund. Mr. Verhalen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3) Includes 74,832 shares held by Platane Fund. Mr. Rossmann is the manager of Platane Fund, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (4) Consists of 33,333 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 1999 and 3,004,142 shares held by Greylock Equity Limited Partnership. Mr. Evans is a director of Unwired Planet and a general partner of Greylock Equity GP Limited Partnership, the general partner of Greylock Equity Limited Partnership. Mr. Evans disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (5) Consists of 33,333 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 1999, 401,620 shares held by JK&B Capital, L.P. and 200,810 shares held by JK&B Capital II, L.P. Mr. Kronfeld is a director of Unwired Planet and general partner of JK&B Capital, the general partner of JK&B Capital, L.P. and JK&B Capital II, L.P. Mr. Kronfeld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (6) Consists of 33,333 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 1999, 2,891,203 shares held by Matrix Partners IV, L.P. and 112,935 shares held by Matrix IV Entrepreneurs Fund. Mr. Verhalen is a director of Unwired Planet and a general partner of Matrix Partners, the general partner of each of Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund. Mr. Verhalen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (7) Includes 19,689 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 1999.

 (8) Consists of 41,667 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 1999.

 (9) Mr. Matthys resigned from Unwired Planet in February 1999.

(10) Includes 317,247 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Following the closing of the sale of the shares offered hereby, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

     As of March 15, 1999, there were 26,474,055 shares of common stock outstanding that were held of record by approximately 92 stockholders after giving effect to the conversion of our preferred stock into common stock at a one-to-one ratio and assuming no exercise or conversion of outstanding
convertible securities after March 15, 1999. There will be                shares
of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise or conversion of outstanding convertible securities after March 15, 1999) after giving effect to the sale of the shares of common stock offered hereby.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Unwired Planet, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     Effective upon the closing of this offering, Unwired Planet will be authorized to issue 5,000,000 shares of undesignated preferred stock. The Board of Directors will have the authority to issue the undesignated preferred stock in one or more Series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any Series and the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Unwired Planet without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     The holders of 20,174,170 shares of common stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between Unwired Planet and the holders of Registrable Securities. Subject to certain limitations in this agreement, the holders of the Registrable Securities may require, on two occasions at any time after six months from the effective date of this offering, that Unwired Planet use its best efforts to register the Registrable Securities for public resale, provided that the proposed aggregate offering price is in excess of $15,000,000. If we register any of our common stock either for our own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. All fees, costs and expenses of such registrations must be borne by Unwired Planet and all selling expenses (including underwriting discounts, selling commissions and stock transfer taxes) relating to Registrable Securities must be borne by the holders of the securities being registered.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Unwired Planet without further action by the stockholders. In addition, upon completion of this offering, certain provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of Unwired Planet, which could have an adverse effect on the market price of our common stock. Our stock option and purchase plans generally provide for assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the Board of Directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The Board of Directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Unwired Planet. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock. We have no present plan to issue shares of preferred stock.

     Commencing at the first annual meeting of stockholders following such time as we shall have had at least 800 stockholders, the Board of Directors will be divided into three classes, each serving staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; Class II, whose term will expire at the second annual meeting of stockholders following the annual meeting of stockholders when we shall have at least 800 stockholders; and Class III, whose term will expire at the third annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of stockholders of Unwired Planet, with the other classes continuing for the remainder of their respective terms. These provisions in our amended and restated certificate of incorporation may have the effect of delaying or preventing changes in control or management of Unwired Planet.

WARRANTS

     As of December 31, 1998, warrants were outstanding to purchase an aggregate of 31,486 shares of common stock at a weighted average exercise price of $3.81 per share.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is U.S. Stock Transfer Corporation.

LISTING

     We will apply to list our common stock on The Nasdaq Stock Market's National Market under the trading symbol "UNWP."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. We cannot provide any assurances that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

     Upon completion of this offering, we will have outstanding        shares of
common stock. Of these shares, the        shares to be sold in this offering
(       shares if the underwriters' over-allotment option is exercised in full)
will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of Unwired Planet, as that term is defined in Rule 144 under the Securities Act.

     The remaining 26,474,055 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

     Pursuant to certain "lock-up" agreements, all the executive officers, directors and certain stockholders of Unwired Planet, who collectively hold an aggregate of 26,474,055 these restricted securities, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of 180 days from the date of this prospectus. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus. However, Credit Suisse First Boston Corporation may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

     On the date of the expiration of the lock-up agreements, 18,111,259 restricted securities will be eligible for immediate sale (of which 11,768,289 shares will be subject to certain volume, manner of sale and other limitations under Rule 144). The remaining 8,362,796 shares will be eligible for sale pursuant to Rule 144 on the expiration of various one-year holding periods over the six months following the expiration of the lock-up period.

     Following the expiration of such lock-up periods, certain shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 under the Securities Act but without compliance with certain restrictions, including the holding-period requirement, imposed under Rule 144. In general, under Rule 144, as in effect at the closing of this offering, beginning 90 days after the date of this prospectus, a person (or persons whose shares of Unwired Planet are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner who is not an affiliate of Unwired Planet) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about Unwired Planet. Under Rule 144(k), a person who is not deemed to have been an affiliate of Unwired Planet at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate of Unwired Planet) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     We intend to file, after the effective date of this offering, a
Registration Statement on Form S-8 to register approximately        shares of
common stock reserved for issuance under the 1995 Stock Plan, the 1996 Stock Plan and the 1999 Directors' Stock Option Plan. The Registration Statement will become effective automatically upon filing. Shares issued under the foregoing stock and option plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

     In addition, following this offering, the holders of 20,174,170 shares of outstanding common stock will, under certain circumstances, have rights to require us to register their shares for future sale. See "Description of Capital Stock -- Registration Rights of Certain Holders."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                      , 1999, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and U.S. Bancorp Piper Jaffray Inc., are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
BancBoston Robertson Stephens Inc. .........................
Hambrecht & Quist LLC.......................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                              --------
          Total
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to        additional shares from us at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                                  TOTAL
                                                     --------------------------------
                                                        WITHOUT             WITH
                                        PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                        ---------    --------------    --------------
Underwriting discounts and commissions
  payable by Unwired Planet...........
Expenses payable by Unwired Planet....

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We, our officers and directors and certain of our stockholders have agreed that we and they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     The underwriters have reserved for sale, at the initial public offering
price up to        shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

     We will apply to list our common stock on The Nasdaq Stock Market's National Market under the symbol "UNWP."

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include: the information set forth in this prospectus and otherwise available to the underwriters; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

     Credit Suisse First Boston Corporation acted as the placement agent for the private placement of our Series E Preferred Stock in March 1999, for which it received a customary fee for its services.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under these securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission of rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Unwired Planet by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain Venture Law Group attorneys and an entity affiliated with Venture Law Group hold an aggregate of 8,954 shares of our common stock.

                                    EXPERTS

     The consolidated balance sheets as of June 30, 1997 and 1998 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998, have been included in the Registration Statement in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Unwired Planet and the common stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of such site is http://www.sec.gov.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of June 30, 1997 and 1998,
  and December 31, 1998 (Unaudited).........................  F-3
Consolidated Statements of Operations for the years ended
  June 30, 1996, 1997, and 1998, and for the six months
  ended December 31, 1997 and 1998 (Unaudited)..............  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended June 30, 1996, 1997, and 1998, and for the six months ended December 31, 1998 (Unaudited)................  F-5
Consolidated Statements of Cash Flows for the years ended
  June 30, 1996, 1997, and 1998, and for the six months
  ended December 31, 1997 and 1998 (Unaudited)..............  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Unwired Planet, Inc.:

We have audited the accompanying consolidated balance sheets of Unwired Planet, Inc. and subsidiaries (the Company) as of June 30, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unwired Planet, Inc. and subsidiaries as of June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.

Mountain View, California
September 11, 1998, except as to
  Note 9, which is as of
  March 26, 1999

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                    JUNE 30,             DECEMBER 31, 1998
                                                              --------------------    -----------------------
                                                                1997        1998       ACTUAL       PRO FORMA
                                                              --------    --------    --------      ---------
                                                                                            (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  4,090    $ 12,677    $  4,878      $ 22,678
  Short-term investments....................................     3,924      20,787      24,383        24,383
  Accounts receivable.......................................       126       2,724       2,091         2,091
  Prepaid expenses and other current assets.................       128         352         452           452
                                                              --------    --------    --------      --------
  Total current assets......................................     8,268      36,540      31,804        49,604
Property and equipment, net.................................     1,226       1,336       1,517         1,517
Deposits and other assets...................................       265       1,268       1,306         1,306
                                                              --------    --------    --------      --------
                                                              $  9,759    $ 39,144    $ 34,627      $ 52,427
                                                              ========    ========    ========      ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of equipment loan and capital lease
    obligations.............................................  $     --    $    424    $    424      $    424
  Accounts payable..........................................       213         532         470           470
  Accrued liabilities.......................................       565       1,877       2,864         2,864
  Deferred revenue..........................................       856       7,003       9,562         9,562
                                                              --------    --------    --------      --------
  Total current liabilities.................................     1,634       9,836      13,320        13,320
Equipment loan and capital lease obligations, less current
  portion...................................................        --         915         712           712
                                                              --------    --------    --------      --------
  Total liabilities.........................................     1,634      10,751      14,032        14,032
                                                              --------    --------    --------      --------
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.001 par value;
    actual -- 17,843,550 shares authorized;
    pro forma -- 20,329,722 shares authorized:
    Series A; 4,731,997 shares designated;
      actual -- 4,731,997 shares issued and outstanding as
      of June 30, 1997 and 1998, and December 31, 1998;
      liquidation preference of $0.50 per share; pro
      forma -- no shares issued and outstanding.............         5           5           5            --
    Series B; 4,000,000 shares designated;
      actual -- 3,999,987 shares issued and outstanding as
      of June 30, 1997 and 1998, and December 31, 1998;
      liquidation preference of $1.68 per share; pro
      forma -- no shares issued and outstanding.............         4           4           4            --
    Series C; 2,666,667 shares designated;
      actual -- 2,538,766 shares issued and outstanding as
      of June 30, 1997 and 1998, and December 31, 1998;
      liquidation preference of $3.81 per share; pro
      forma -- no shares issued and outstanding.............         3           3           3            --
    Series D; 6,444,877 shares designated; actual -- -0-,
      6,444,877, and 6,444,877 shares issued and outstanding
      as of June 30, 1997 and 1998, and December 31, 1998,
      respectively; liquidation preference of $5.08 per
      share; pro forma -- no shares issued and
      outstanding...........................................        --           6           6            --
    Series E; 2,486,171 shares designated; actual -- no
      shares issued and outstanding as of June 30, 1997 and
      1998 and December 31, 1998; liquidation preference of
      $7.24 per share; pro forma -- no shares issued and
      outstanding...........................................        --          --          --            --
  Common stock, $0.001 par value; 29,333,333 shares
    authorized; actual -- 5,712,250, 6,192,398 and 6,329,378
    shares issued and outstanding as of June 30, 1997 and
    1998, and December 31, 1998, respectively; pro
    forma -- 26,503,548 shares issued and outstanding.......         6           6           6            27
  Additional paid-in capital................................    18,864      51,611      51,963        69,760
  Deferred stock-based compensation.........................        --      (1,786)     (1,390)       (1,390)
  Treasury stock............................................       (46)        (72)        (72)          (72)
  Notes receivable from stockholders........................      (147)       (197)       (420)         (420)
  Accumulated deficit.......................................   (10,564)    (21,187)    (29,510)      (29,510)
                                                              --------    --------    --------      --------
  Total stockholders' equity................................     8,125      28,393      20,595        38,395
                                                              --------    --------    --------      --------
                                                              $  9,759    $ 39,144    $ 34,627      $ 52,427
                                                              ========    ========    ========      ========

See accompanying notes to consolidated financial statements.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                SIX MONTHS
                                                                                                   ENDED
                                                                  YEAR ENDED JUNE 30,          DECEMBER 31,
                                                              ----------------------------   -----------------
                                                               1996      1997       1998      1997      1998
                                                              -------   -------   --------   -------   -------
                                                                                                (UNAUDITED)
Revenues:
  Licenses..................................................  $    --   $    80   $    522   $   175   $   266
  Maintenance and support services..........................       --       212      1,683       316     2,332
  Consulting services.......................................       --        --         --        --       587
                                                              -------   -------   --------   -------   -------
    Total revenues..........................................       --       292      2,205       491     3,185
                                                              -------   -------   --------   -------   -------
Cost of revenues:
  Licenses..................................................       --        87         95        30        88
  Maintenance and support services..........................       --       266      1,063       420     1,109
  Consulting services.......................................       --        --         --        --       135
                                                              -------   -------   --------   -------   -------
    Total cost of revenues..................................       --       353      1,158       450     1,332
                                                              -------   -------   --------   -------   -------
    Gross profit (loss).....................................       --       (61)     1,047        41     1,853
                                                              -------   -------   --------   -------   -------
Operating expenses:
  Research and development..................................    1,387     3,959      5,732     2,453     5,137
  Sales and marketing.......................................      757     3,198      5,011     1,965     3,875
  General and administrative................................      522     1,237      1,801       744     1,440
  Stock-based compensation..................................       --        --        108         6       504
                                                              -------   -------   --------   -------   -------
    Total operating expenses................................    2,666     8,394     12,652     5,168    10,956
                                                              -------   -------   --------   -------   -------
    Operating loss..........................................   (2,666)   (8,455)   (11,605)   (5,127)   (9,103)
Interest income, net........................................      196       464        982       172       780
                                                              -------   -------   --------   -------   -------
    Net loss................................................  $(2,470)  $(7,991)  $(10,623)  $(4,955)  $(8,323)
                                                              =======   =======   ========   =======   =======
Basic and diluted net loss per share........................  $ (0.53)  $ (1.67)  $  (2.03)  $ (0.97)  $ (1.49)
                                                              =======   =======   ========   =======   =======
Shares used in computing basic and diluted net loss per
  share.....................................................    4,704     4,776      5,221     5,098     5,578
                                                              =======   =======   ========   =======   =======

See accompanying notes to consolidated financial statements.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 CONVERTIBLE PREFERRED STOCK
                                      ---------------------------------------------------------------------------------
                                           SERIES A             SERIES B             SERIES C             SERIES D
                                      ------------------   ------------------   ------------------   ------------------
                                       SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT
                                      ---------   ------   ---------   ------   ---------   ------   ---------   ------
Balances as of June 30, 1995........  4,731,997     $5            --    $--            --    $--            --    $ --
Issuance of common stock to
 employees for cash.................         --     --            --     --            --     --            --      --
Issuance of Series B convertible
 preferred stock, net of $16 of
 issuance costs.....................         --     --     3,999,987      4            --     --            --      --
Payment on notes receivable from
 stockholders.......................         --     --            --     --            --     --            --      --
Net loss............................         --     --            --     --            --     --            --      --
                                      ---------     --     ---------    ---     ---------    ---     ---------    ----
Balances as of June 30, 1996........  4,731,997      5     3,999,987      4            --     --            --      --
Issuance of common stock to officers
 and employees for notes
 receivable.........................         --     --            --     --            --     --            --      --
Issuance of common stock to
 consultant.........................         --     --            --     --            --     --            --      --
Stock options exercised.............         --     --            --     --            --     --            --      --
Issuance of Series C convertible
 preferred stock, net of $36
 issuance costs.....................         --     --            --     --     2,538,766      3            --      --
Repurchase of common stock in
 settlement of notes receivable from
 stockholders.......................         --     --            --     --            --     --            --      --
Net loss............................         --     --            --     --            --     --            --      --
                                      ---------     --     ---------    ---     ---------    ---     ---------    ----
Balances as of June 30, 1997........  4,731,997      5     3,999,987      4     2,538,766      3            --      --
Issuance of common stock to officers
 and employees for notes
 receivable.........................         --     --            --     --            --     --            --      --
Repayment of notes receivable from
 stockholders.......................         --     --            --     --            --     --            --      --
Stock options exercised.............         --     --            --     --            --     --            --      --
Issuance of Series D convertible
 preferred stock, net of $2,066
 issuance costs.....................         --     --            --     --            --     --     6,444,877       6
Repurchase of common stock in
 settlement of notes receivable from
 stockholders.......................         --     --            --     --            --     --            --      --
Deferred compensation related to
 stock option grants................         --     --            --     --            --     --            --      --
Amortization of stock-based
 compensation.......................         --     --            --     --            --     --            --      --
Net loss............................         --     --            --     --            --     --            --      --
                                      ---------     --     ---------    ---     ---------    ---     ---------    ----
Balances as of June 30, 1998........  4,731,997      5     3,999,987      4     2,538,766      3     6,444,877       6
Issuance of common stock to officers
 and employees for notes receivables
 (unaudited)........................         --     --            --     --            --     --            --      --
Stock options exercised
 (unaudited)........................         --     --            --     --            --     --            --      --
Deferred compensation related to
 stock option grants (unaudited)....         --     --            --     --            --     --            --      --
Amortization of stock-based
 compensation (unaudited)...........         --     --            --     --            --     --            --      --
Net loss (unaudited)................         --     --            --     --            --     --            --      --
                                      ---------     --     ---------    ---     ---------    ---     ---------    ----
Balances as of December 31, 1998
 (unaudited)........................  4,731,997     $5     3,999,987    $ 4     2,538,766    $ 3     6,444,877    $  6
                                      =========     ==     =========    ===     =========    ===     =========    ====


                                                                                                     NOTES
                                         COMMON STOCK      ADDITIONAL     DEFERRED                 RECEIVABLE
                                      ------------------    PAID-IN     STOCK-BASED    TREASURY       FROM       ACCUMULATED
                                       SHARES     AMOUNT    CAPITAL     COMPENSATION    STOCK     STOCKHOLDERS     DEFICIT
                                      ---------   ------   ----------   ------------   --------   ------------   -----------
Balances as of June 30, 1995........  4,671,000    $ 5      $ 2,340       $    --        $ --        $  (4)       $   (103)
Issuance of common stock to
 employees for cash.................     72,806     --            3            --          --           --              --
Issuance of Series B convertible
 preferred stock, net of $16 of
 issuance costs.....................         --     --        6,680            --          --           --              --
Payment on notes receivable from
 stockholders.......................         --     --           --            --          --            4              --
Net loss............................         --     --           --            --          --           --          (2,470)
                                      ---------    ---      -------       -------        ----        -----        --------
Balances as of June 30, 1996........  4,743,806      5        9,023            --          --           --          (2,573)
Issuance of common stock to officers
 and employees for notes
 receivable.........................  1,065,000      1          192            --          --         (193)             --
Issuance of common stock to
 consultant.........................     10,360     --            2            --          --           --              --
Stock options exercised.............     93,084     --            9            --          --           --              --
Issuance of Series C convertible
 preferred stock, net of $36
 issuance costs.....................         --     --        9,638            --          --           --              --
Repurchase of common stock in
 settlement of notes receivable from
 stockholders.......................   (200,000)    --           --            --         (46)          46              --
Net loss............................         --     --           --            --          --           --          (7,991)
                                      ---------    ---      -------       -------        ----        -----        --------
Balances as of June 30, 1997........  5,712,250      6       18,864            --         (46)        (147)        (10,564)
Issuance of common stock to officers
 and employees for notes
 receivable.........................    226,667     --           88            --          --          (88)             --
Repayment of notes receivable from
 stockholders.......................         --     --           --            --          --           12              --
Stock options exercised.............    403,481     --           87            --          --           --              --
Issuance of Series D convertible
 preferred stock, net of $2,066
 issuance costs.....................         --     --       30,678            --          --           --              --
Repurchase of common stock in
 settlement of notes receivable from
 stockholders.......................   (150,000)    --           --            --         (26)          26              --
Deferred compensation related to
 stock option grants................         --     --        1,894        (1,894)         --                           --
Amortization of stock-based
 compensation.......................         --     --           --           108          --           --              --
Net loss............................         --     --           --            --          --           --         (10,623)
                                      ---------    ---      -------       -------        ----        -----        --------
Balances as of June 30, 1998........  6,192,398      6       51,611        (1,786)        (72)        (197)        (21,187)
Issuance of common stock to officers
 and employees for notes receivables
 (unaudited)........................     90,000     --          223            --          --         (223)             --
Stock options exercised
 (unaudited)........................     46,980     --           21            --          --           --              --
Deferred compensation related to
 stock option grants (unaudited)....         --     --          108          (108)         --           --              --
Amortization of stock-based
 compensation (unaudited)...........         --     --           --           504          --           --              --
Net loss (unaudited)................         --     --           --            --          --           --          (8,323)
                                      ---------    ---      -------       -------        ----        -----        --------
Balances as of December 31, 1998
 (unaudited)........................  6,329,378    $ 6      $51,963       $(1,390)       $(72)       $(420)       $(29,510)
                                      =========    ===      =======       =======        ====        =====        ========


                                          TOTAL
                                      STOCKHOLDERS'
                                         EQUITY
                                      -------------
Balances as of June 30, 1995........    $  2,243
Issuance of common stock to
 employees for cash.................           3
Issuance of Series B convertible
 preferred stock, net of $16 of
 issuance costs.....................       6,684
Payment on notes receivable from
 stockholders.......................           4
Net loss............................      (2,470)
                                        --------
Balances as of June 30, 1996........       6,464
Issuance of common stock to officers
 and employees for notes
 receivable.........................          --
Issuance of common stock to
 consultant.........................           2
Stock options exercised.............           9
Issuance of Series C convertible
 preferred stock, net of $36
 issuance costs.....................       9,641
Repurchase of common stock in
 settlement of notes receivable from
 stockholders.......................          --
Net loss............................      (7,991)
                                        --------
Balances as of June 30, 1997........       8,125
Issuance of common stock to officers
 and employees for notes
 receivable.........................          --
Repayment of notes receivable from
 stockholders.......................          12
Stock options exercised.............          87
Issuance of Series D convertible
 preferred stock, net of $2,066
 issuance costs.....................      30,684
Repurchase of common stock in
 settlement of notes receivable from
 stockholders.......................          --
Deferred compensation related to
 stock option grants................          --
Amortization of stock-based
 compensation.......................         108
Net loss............................     (10,623)
                                        --------
Balances as of June 30, 1998........      28,393
Issuance of common stock to officers
 and employees for notes receivables
 (unaudited)........................          --
Stock options exercised
 (unaudited)........................          21
Deferred compensation related to
 stock option grants (unaudited)....          --
Amortization of stock-based
 compensation (unaudited)...........         504
Net loss (unaudited)................      (8,323)
                                        --------
Balances as of December 31, 1998
 (unaudited)........................    $ 20,595
                                        ========

See accompanying notes to consolidated financial statements.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              SIX MONTHS ENDED
                                                                  YEAR ENDED JUNE 30,           DECEMBER 31,
                                                              ----------------------------   ------------------
                                                               1996      1997       1998      1997       1998
                                                              -------   -------   --------   -------   --------
                                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(2,470)  $(7,991)  $(10,623)  $(4,955)  $ (8,323)
  Adjustments to reconcile net loss to net cash used for
    operating activities:
      Depreciation and amortization.........................      108       447        630       277        449
      Amortization of deferred stock-based compensation.....       --        --        108         6        504
      Changes in operating assets and liabilities:
        Accounts receivable.................................       --      (126)    (2,598)   (2,405)       633
        Prepaid expenses and other assets...................     (156)     (233)      (427)     (100)      (138)
        Accounts payable....................................      175        38        319       (34)       (62)
        Accrued liabilities.................................       31       462      1,312       339        987
        Deferred revenue....................................       25       831      6,147     4,602      2,559
                                                              -------   -------   --------   -------   --------
          Net cash used for operating activities............   (2,287)   (6,572)    (5,132)   (2,270)    (3,391)
                                                              -------   -------   --------   -------   --------
Cash flows from investing activities:
  Purchases of property and equipment, net..................     (852)     (914)      (367)       --       (630)
  Purchases of short-term investments.......................       --    (3,924)   (32,338)   (3,604)   (14,681)
  Proceeds from maturities of short-term investments........       --        --     15,475     5,435     11,085
  Other assets..............................................       --        --       (800)       --         --
                                                              -------   -------   --------   -------   --------
          Net cash (used for) provided by investing
            activities......................................     (852)   (4,838)   (18,030)    1,831     (4,226)
                                                              -------   -------   --------   -------   --------
Cash flows from financing activities:
  Net proceeds from sale of convertible preferred stock.....    6,680     9,641     30,684        --         --
  Issuance of common stock..................................        3        11         87        14         21
  Repayment of notes receivable from stockholders...........        4        --         12        12         --
  Proceeds from equipment loan..............................       --        --      1,300     1,300         --
  Repayment of equipment loan and capital lease
    obligations.............................................       --        --       (334)     (155)      (203)
                                                              -------   -------   --------   -------   --------
          Net cash provided by (used for) financing
            activities......................................    6,687     9,652     31,749     1,171       (182)
                                                              -------   -------   --------   -------   --------
Net increase (decrease) in cash and cash equivalents........    3,548    (1,758)     8,587       732     (7,799)
Cash and cash equivalents at beginning of period............    2,300     5,848      4,090     4,090     12,677
                                                              -------   -------   --------   -------   --------
Cash and cash equivalents at end of period..................  $ 5,848   $ 4,090   $ 12,677   $ 4,822   $  4,878
                                                              =======   =======   ========   =======   ========
Supplemental disclosures of cash flow information:
  Property and equipment acquired under capital lease
    obligations.............................................  $    --   $    --   $    373   $    90   $     --
                                                              =======   =======   ========   =======   ========
  Common stock issued to officers and employees for notes
    receivable..............................................  $    --   $   193   $     88   $    52   $    223
                                                              =======   =======   ========   =======   ========
  Repurchase of common stock in settlement of notes
    receivable from stockholders............................  $    --   $    46   $     26   $    26   $     --
                                                              =======   =======   ========   =======   ========
  Deferred stock-based compensation.........................  $    --   $    --   $  1,894   $    63   $    108
                                                              =======   =======   ========   =======   ========

See accompanying notes to consolidated financial statements.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

     Unwired Planet, Inc. (the Company) was incorporated in Delaware in 1994 to develop and market software that enables the delivery of Internet-based services to mass-market wireless telephones.

(b) BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Nihon Unwired Planet, K.K. and Unwired Planet (Europe) Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) REVENUE RECOGNITION

     For agreements entered into prior to July 1, 1998, the Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 91-1, Software Revenue Recognition. Prepaid network operator license fees are recognized under subscription accounting due to our commitment to provide standards-compliant products during the prepaid license term. The prepaid license fees are recognized ratably over the estimated deployment period, generally one to two years. Revenues associated with additional licenses in excess of those associated with prepaid fees are generally recognized when reported to the Company by a network operator or reseller, as applicable. The Company recognizes revenues from maintenance and support services provided to network operators and wireless telephone manufacturers ratably over the term of the agreement, typically one year. The Company recognizes revenues from consulting services as the services are performed.

     Effective July 1, 1998, the Company adopted SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The adoption of SOP 97-2, as amended, did not have a significant impact on the Company's accounting for revenues.

(d) INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA BALANCE SHEET

     In March 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the offering is consummated under the terms presently anticipated, all the then outstanding shares of the Company's convertible preferred stock will automatically convert into shares of common stock on a one-for-one basis upon the closing of the proposed IPO. The sale by the Company of 2,458,543 shares of convertible preferred stock at $7.24 per share on March 12, 1998 resulting in gross proceeds to the Company of approximately $17,800,000 and the conversion of all of the convertible preferred

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

stock have been reflected in the accompanying unaudited pro forma consolidated balance sheet as if they had occurred on December 31, 1998.

(e) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of less than 90 days at the date of purchase. The Company is exposed to credit risk in the event of default by the financial institutions or the issuers of these investments to the extent of the amounts recorded on the balance sheet in excess of amounts that are insured by the FDIC. As of June 30, 1998, and December 31, 1998 cash equivalents consisted principally of money market funds and commercial paper.

(f) ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

     The Company classifies its investments in debt securities as "held-to-maturity" given the Company's positive intent and ability to hold the securities to maturity. Held-to-maturity securities are carried at amortized cost, which approximates the fair market value.

(g) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and equipment loans approximates fair market value. Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

     The Company sells its products and services principally to leading wireless network operators and prominent wireless telephone manufacturers. Credit risk is concentrated in North America and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company has had no write-offs of accounts receivable to date.

     Significant customer information is as follows:

                                               % OF TOTAL REVENUES
                                          ------------------------------
                                                             SIX MONTHS              % OF TOTAL
                                           YEAR ENDED          ENDED            ACCOUNTS RECEIVABLE
                                            JUNE 30,        DECEMBER 31,      ------------------------
                                          ------------      ------------      JUNE 30,    DECEMBER 31,
                                          1997    1998      1997    1998        1998          1998
                                          ----    ----      ----    ----      --------    ------------
                                                            (UNAUDITED)                   (UNAUDITED)
Customer A..............................  20%     22%       65%      7%          --            3%
Customer B..............................   --     18%        --     14%         13%            --
Customer C..............................  30%      --        --      --          --            --
Customer D..............................  19%      1%        6%      --          --            --
Customer E..............................  10%      2%        --      --          --            --
Customer F..............................   --      --        --     16%          --            --

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

(h) PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term.

(i) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred until technological feasibility has been established. To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs have been capitalized.

(k) USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts to be recovered.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

(m) ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

     The Company uses the intrinsic-value method to account for all of its employee stock-based compensation plans. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board ("FASB") Interpretation No. 28.

(n) FOREIGN CURRENCY TRANSACTIONS

     The functional currency for the Company's foreign subsidiaries is the U.S. dollar. Accordingly, such entities remeasure monetary assets and liabilities at exchange rates in effect as of each reporting date while nonmonetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during each such period, except for depreciation which is remeasured at historical rates. Remeasurement adjustments and transaction gains and losses are recognized in income in the period of occurrence and have not been significant to date.

(o) COMPREHENSIVE INCOME

     The Company has no material components of other comprehensive income (loss) for all periods presented.

(p) UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the Company's consolidated financial position as of December 31, 1998, and the results of its operations and its cash flows for the six months ended December 31, 1997 and 1998.

(q) NET LOSS PER SHARE

     Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

if-converted basis. The following potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive:

                                                                                               SIX MONTHS
                                                                                                 ENDED
                                                                 YEAR ENDED JUNE 30,          DECEMBER 31,
                                                              --------------------------    ----------------
                                                               1996      1997      1998      1997      1998
                                                              ------    ------    ------    ------    ------
                                                                                              (UNAUDITED)
Shares issuable under stock options.........................     646     2,071     2,877     2,155     3,066
Shares of restricted stock subject to repurchase............      --       715       670       690       671
Shares issuable pursuant to warrants to purchase convertible
  preferred stock...........................................      --        --        31        --        31
Shares of convertible preferred stock on an "as if
  converted" basis..........................................   8,732    11,271    17,716    11,271    17,716

     The weighted-average exercise price of stock options was $0.11, $0.28 and $1.00 for the years ended June 30, 1996, 1997 and 1998, respectively, and $0.30 and $1.16 for the six months ended December 31, 1997 and 1998, respectively. The weighted-average purchase price of restricted stock was $0.26 and $0.30 for the years ended June 30, 1997 and 1998, respectively, and $0.30 and $0.58 for the six months ended December 31, 1997 and 1998, respectively. The weighted-average exercise price of warrants was $3.81 for both the fiscal year ended June 30, 1998 and the six months ended December 31, 1998.

(r) RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation, and major customers. Management is in the process of evaluating the effects of this change on its reportable segments. The Company will adopt SFAS No. 131 in fiscal 1999.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS No. 133 will not have a material impact on its consolidated financial position, results of operations, or cash flows. The Company will be required to adopt SFAS No. 133 in fiscal 2000.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

(2) SHORT-TERM INVESTMENTS

     All of the Company's investments are considered held-to-maturity securities and consisted of the following (in thousands):

                                                                  JUNE 30,
                                                              -----------------    DECEMBER 31,
                                                               1997      1998          1998
                                                              ------    -------    ------------
                                                                                   (UNAUDITED)
Commercial paper............................................  $3,148    $13,594      $ 7,847
Corporate bonds.............................................   3,006      9,213       14,321
Certificates of deposit.....................................      --      7,238        4,209
                                                              ------    -------      -------
                                                              $6,154    $30,045      $26,377
                                                              ======    =======      =======

     As of June 30, 1997 and 1998 and December 31, 1998, $2,230,000, $9,258,000,
and $1,994,000, respectively, of the Company's investments are included in cash and cash equivalents.

     The contractual maturity for all short-term investments is one year or less.

(3) PROPERTY AND EQUIPMENT

     Property and equipment, consisted of the following (in thousands):

                                                                  JUNE 30,
                                                              -----------------    DECEMBER 31,
                                                               1997      1998          1998
                                                              ------    -------    ------------
                                                                                   (UNAUDITED)
Computer equipment and software.............................  $1,615    $ 2,214      $ 2,834
Furniture and equipment.....................................      90        213          223
Leasehold improvements......................................      77         95           95
                                                              ------    -------      -------
                                                               1,782      2,522        3,152
Accumulated depreciation and amortization...................    (556)    (1,186)      (1,635)
                                                              ------    -------      -------
                                                              $1,226    $ 1,336      $ 1,517
                                                              ======    =======      =======

     Equipment under capital leases aggregated $373,000 as of June 30, 1998 and December 31, 1998. Accumulated amortization on the assets under capital leases aggregated $42,000 and $105,000 as of June 30, 1998 and December 31, 1998, respectively.

(4) EQUIPMENT LOAN AND CAPITAL LEASE OBLIGATIONS

     In May 1997, the Company entered into a $2,000,000 credit facility with a business credit corporation that consisted of a $1,300,000 equipment term loan and a $700,000 lease line of credit. The equipment loan bears interest at 7.5%, is collateralized by equipment, and is payable in 42 monthly installments of $35,000 through January 2001. As of June 30, 1998 and December 31, 1998, $1,000,000 and $875,000 was outstanding under the term loan, respectively. During fiscal 1998, the Company borrowed approximately $400,000 under the lease line of credit with $339,000 and $261,000 outstanding as of June 30, 1998 and December 31, 1998, respectively, bearing interest at an

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

effective interest rate of 11.8%, and payable in 42 monthly installments of $11,000 through December 2001.

     As of June 30, 1998, aggregate maturities for the equipment loan and capital lease obligations for fiscal 1999, 2000, 2001, and 2002 are $424,000, $450,000, $455,000 and $10,000, respectively.

     In conjunction with the equipment loan and lease line of credit, the Company issued warrants to purchase 20,466 and 11,020 shares, respectively, of the Company's Series C preferred stock at an exercise price of $3.81 per share. These warrants expire the earlier of May 2007, or five years after an initial public offering of the Company's common stock. The fair value of the warrants issued, calculated using the Black-Scholes option pricing model, using the following assumptions: no dividends; contractual life of 10 years; risk-free interest rate of 6.33%; expected volatility of 60%, was not material.

(5) STOCKHOLDERS' EQUITY

(a) CONVERTIBLE PREFERRED STOCK

     The rights, preferences, and privileges of the holders of Series A, B, C, and D convertible preferred stock are as follows:

     - Dividends are noncumulative and payable only upon declaration by the Company's Board of Directors at a rate of $0.05, $0.17, $0.38, and $0.51 per share for Series A, B, C, and D preferred stock, respectively.

     - Holders of Series A, B, C, and D preferred stock have a liquidation preference of $0.50, $1.68, $3.81, and $5.08 per share, respectively, plus any declared but unpaid dividends over holders of common stock.

     - Each share of Series A, B, C, and D preferred stock is convertible at any time into one share of common stock subject to certain antidilution provisions.

     - Each holder of preferred stock has voting rights equal to the number of shares of common stock into which such shares could be converted.

(b) STOCK PLANS

     The Company is authorized to issue up to 5,133,888 shares of common stock in connection with its 1995 and 1996 stock option plans (the Plans) to directors, employees, and consultants. The Plans provide for the issuance of stock purchase rights, incentive stock options, or nonstatutory stock options.

     The stock purchase rights are subject to a restricted stock purchase agreement whereby the Company has the right to repurchase the stock upon the voluntary or involuntary termination of the purchaser's employment with the Company at the original issuance cost. The Company's repurchase right lapses at a rate determined by the stock plan administrator, but at a minimum rate of 20% per

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

year through June 30, 1998. The Company has issued 1,291,667 shares under restricted stock purchase agreements, of which 350,000 shares have been repurchased and 670,000 are subject to repurchase at a weighted-average price of $0.30 per share.

     Under the Plans, the exercise price for incentive stock options is at least 100% of the stock's fair market value on the date of grant for employees owning less than 10% of the voting power of all classes of stock, and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is also at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock and no less than 85% for employees owning less than 10% of the voting power of all classes of stock.

     Under the Plans, options generally expire in 10 years. However, the term of the options may be limited to 5 years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods are determined by the Company's Board of Directors and generally provide for shares to vest ratably over a 4- to 5-year period.

     As of June 30, 1998, there were -0- and 808,510 additional shares available for grant under the 1995 and 1996 stock option plans, respectively.

(c) STOCK-BASED COMPENSATION

     The Company uses the intrinsic-value method in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for any of its stock options granted or restricted stock sold because the exercise price of each option or purchase price of each share of restricted stock equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option or purchase date of each restricted stock share, except for stock options granted and restricted stock sold from October 1997 through December 1998. With respect to the stock options granted and restricted stock sold from October 1997 to December 1998, the Company recorded deferred stock compensation of $2,002,000 for the difference at the grant or issuance date between the exercise price of each stock option granted or purchase price of each restricted share sold and the fair value of the underlying common stock. This amount is being amortized on an accelerated basis over the vesting period, generally 48 months, consistent with the method described in FASB Interpretation No. 28. Had compensation costs been determined in

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

accordance with SFAS No. 123 for all of the Company's stock-based compensation plans, net loss and basic and diluted net loss per share would have been as follows:

                                                    YEAR ENDED JUNE 30,
                                               ------------------------------
                                                1996       1997        1998
                                               -------    -------    --------
Net loss:
  As reported................................  $(2,470)   $(7,991)   $(10,623)
                                               =======    =======    ========
  Pro forma..................................  $(2,471)   $(8,003)   $(10,656)
                                               =======    =======    ========
Basic and diluted net loss per share:
  As reported................................  $ (0.53)   $ (1.67)   $  (2.03)
                                               =======    =======    ========
  Pro forma..................................  $ (0.53)   $ (1.68)   $  (2.04)
                                               =======    =======    ========

     The fair value of each option was estimated on the date of grant using the minimum value method with the following weighted-average assumption: no dividends; risk-free interest rate of 5.75%, 6.5% and 5.55% for fiscal 1996, 1997 and 1998, respectively; and expected life of 4.40, 3.84 and 3.23 years for fiscal 1996, 1997 and 1998, respectively.

     A summary of the status of the Company's options under the Plans, is as follows (in thousands, except per share data):

                                                                         YEAR ENDED JUNE 30,
                                                     ------------------------------------------------------------
                                                            1996                 1997                 1998
                                                     ------------------   ------------------   ------------------
                                                              WEIGHTED-            WEIGHTED-            WEIGHTED-
                                                               AVERAGE              AVERAGE              AVERAGE
                                                              EXERCISE             EXERCISE             EXERCISE
                                                     SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                                     ------   ---------   ------   ---------   ------   ---------
Outstanding at beginning of year...................    --       $  --       646      $0.11     2,071      $0.28
Granted............................................   684        0.11     1,630       0.34     1,422       1.73
Forfeited..........................................   (38)       0.17      (112)      0.26      (213)      0.30
Exercised..........................................    --          --       (93)      0.13      (403)      0.22
                                                      ---                 -----                -----
Outstanding at end of year.........................   646       $0.11     2,071      $0.28     2,877      $1.00
                                                      ===                 =====                =====
Options exercisable at end of year.................    11       $0.11       235      $0.15       385      $0.28
                                                      ===                 =====                =====
Weighted-average fair value of options granted
  during the year with exercise prices equal to
  fair value at date of grant......................             $0.03                $0.07                $0.06
Weighted-average fair value of options granted
  during the year with exercise prices less than
  fair value at date of grant......................                --                   --                $1.82

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

     As of June 30, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options were as follows (number of options in thousands):

                       OPTIONS OUTSTANDING
              --------------------------------------     OPTIONS EXERCISABLE
                             WEIGHTED-                 -----------------------
                              AVERAGE      WEIGHTED-                 WEIGHTED-
  RANGE OF                   REMAINING      AVERAGE                   AVERAGE
  EXERCISE      NUMBER      CONTRACTUAL    EXERCISE      NUMBER      EXERCISE
   PRICES     OUTSTANDING   LIFE (YEARS)     PRICE     EXERCISABLE     PRICE
------------  -----------   ------------   ---------   -----------   ---------
$0.05 - 0.39     1,934          8.66         $0.32         385         $0.28
        1.20        42          9.74          1.20          --            --
 1.80 - 3.98       901          9.98          2.44          --            --
                 -----                                     ---
                 2,877          9.08          1.00         385          0.28
                 =====                                     ===

(6) LEASES

     In fiscal 1998, the Company entered into a new noncancelable operating lease for its facilities expiring in June 2005. As of June 30, 1998, the Company had a letter of credit collateralized by a certificate of deposit in the amount of $800,000, included in deposits and other assets in the accompanying consolidated balance sheet as of June 30, 1998, related to the new facility lease. The Company has an additional noncancelable operating lease for its previous facility, which expires in April 2001. However, the Company has entered into a sublease for this facility, which also expires in April 2001.

     Future minimum lease payments under noncancelable operating leases, net of sublease payments, as of June 30, 1998, are as follows (in thousands):

                                                                                   NET
                                                         MINIMUM     MINIMUM     MINIMUM
                                                          LEASE      SUBLEASE     LEASE
                 YEAR ENDING JUNE 30,                    PAYMENTS    PAYMENTS    PAYMENTS
                 --------------------                    --------    --------    --------
  1999.................................................  $ 1,758     $(1,023)     $  735
  2000.................................................    1,807        (714)      1,093
  2001.................................................    1,810        (402)      1,408
  2002.................................................    1,627          --       1,627
  2003.................................................    1,676          --       1,676
  Thereafter...........................................    3,347          --       3,347
                                                         -------     -------      ------
                                                         $12,025     $(2,139)     $9,886
                                                         =======     =======      ======

     Rent expense for the years ended June 30, 1997 and 1998, and for the six months ended December 31, 1997 and 1998, was approximately $451,000, $307,000, $163,000, and $478,000, respectively.

(7) INCOME TAXES

     The differences between the income tax benefit computed at the federal statutory rate and the Company's tax provision for all periods presented relate to net operating losses not benefited.

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

     The individual components of the Company's deferred tax assets are as follows (in thousands):

                                                                    JUNE 30,
                                                              --------------------
                                                               1997         1998
                                                              -------      -------
Accruals and reserves not deductible for tax purposes.......  $    83      $   146
Property and equipment......................................       58           15
Capitalized start-up expenditures...........................      583          406
Net operating loss carryovers...............................    3,761        7,600
Research and development credit carryforwards...............      169          666
                                                              -------      -------
  Total deferred tax assets.................................    4,654        8,833
Valuation allowance.........................................   (4,654)       8,833
                                                              -------      -------
    Net deferred tax assets.................................  $    --      $    --
                                                              =======      =======

     In light of the Company's recent history of operating losses, the Company has provided a valuation allowance for all of its deferred tax assets as it is presently unable to conclude that it is more likely than not that the deferred tax assets will be realized.

     As of June 30, 1998, the Company has a net operating loss carryover for federal and California income tax purposes of approximately $19,000,000. In addition, the Company had federal and California research and development credit carryforwards of approximately $379,000 and $287,000, respectively. The Company's federal net operating loss and research and development credit carryforwards will expire in the year 2011 through 2014 if not utilized. The Company's California net operating loss carryforwards will expire in the year 2003. The state research and development credit can be carried forward indefinitely.

     Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in Internal Revenue Code Section 382. If the Company has an ownership change, the Company's ability to utilize the above mentioned carryforwards could be significantly reduced.

(8) GEOGRAPHIC INFORMATION

     The Company markets its products primarily from its operations in the United States. International sales are primarily to customers in Asia Pacific and Europe. Information regarding the percentage of sales in different geographic regions is as follows (in thousands):

                                                                        SIX MONTHS ENDED
                                                YEAR ENDED JUNE 30,       DECEMBER 31,
                                               ---------------------    ----------------
                                               1996     1997    1998     1997      1998
                                               -----    ----    ----    ------    ------
                                                                          (UNAUDITED)
North America................................    --      93%     56%       94%       34%
Europe.......................................    --       7%     23%        1%       36%
Asia Pacific.................................    --      --      21%        5%       30%

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

(9) SUBSEQUENT EVENTS

CONVERTIBLE PREFERRED STOCK

     On March 12, 1999, the Company issued 2,458,543 shares of Series E convertible preferred stock for $7.24 per share resulting in gross proceeds to the Company of approximately $17,800,000. The rights, preferences, and privileges of the holders of Series E stock are the same as the holders of Series A, B, C, and D convertible preferred stock discussed in Note 5 except that the dividend rate is $0.72 per share, and the liquidation preference is $7.24 per share.

REVERSE STOCK SPLIT

     On March 26, 1999, the Board of Directors approved a two-for-three reverse stock split of the Company's convertible preferred stock and common stock. The accompanying consolidated financial statements have been retroactively restated to give effect to the reverse stock split.

STOCK PLANS

     From July 1998 through March 1999, the Company granted options to purchase 518,669 shares of the Company's common stock at exercise prices ranging from $3.38 to $12.00 per share. In conjunction with such grants, the Company recorded deferred stock compensation of approximately $435,000 for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options. In addition, in March 1999, the Board of Directors increased the number of shares reserved under the 1996 stock option plan by 4,250,000 shares.

     As of December 31, 1998 the Company has issued 1,381,667 shares under restricted stock purchase agreements of which 350,000 shares have been repurchased and 671,110 shares are subject to repurchase at a weighted-average price of $0.58 per share.

EMPLOYEE STOCK PURCHASE PLAN

     On March 26, 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 600,000 shares of the Company's common stock for issuance thereunder plus an automatic annual increase for fiscal year 2000 through 2004 equal to the lesser of 500,000 shares or 1% of the Company's outstanding common stock on the last day of the immediately preceding fiscal year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period.

DIRECTORS OPTION PLAN

     On March 26, 1999, the Company adopted the 1999 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 600,000 shares of the Company's common stock for issuance thereunder. Each non-employee director who becomes a member of the Board of Directors will initially be granted an option for 33,333 shares of the Company's common stock and, thereafter,

                     UNWIRED PLANET, INC. AND SUBSIDIARIES

                         JUNE 30, 1996, 1997, AND 1998

       (INFORMATION AS OF DECEMBER 31, 1998, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1997 AND 1998, IS UNAUDITED.)

an option to purchase an additional 2,500 shares of the Company's common stock quarterly commencing in the fiscal quarter ending September 30, 2000. Options granted under the Directors Plan vest immediately. The exercise price of the options granted under the Directors Plan will be at the fair value of the Company's common stock on the date of grant.

                             [UNWIRED PLANET LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................     15,346
NASD filing fee.............................................      6,020
Nasdaq National Market listing fee..........................     95,000
Printing and engraving expenses.............................    115,000
Legal fees and expenses.....................................          *
Accounting fees and expenses................................          *
Blue Sky qualification fees and expenses....................      5,000
Transfer Agent and Registrar fees...........................          *
Miscellaneous fees and expenses.............................          *
                                                               --------
        Total...............................................          *
                                                               ========

------------------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and the Registrant's Bylaws provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. Reference is also made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Company against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (a) Since January 1, 1996, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

     (1) Prior to completion of this offering, the Registrant intends to effect a two-for-three stock split of its outstanding common stock in which each three outstanding shares of common stock will be split into two shares of common stock.

     (2) In October 1996, the Registrant issued and sold shares of Series C Preferred Stock convertible into an aggregate of 2,538,766 shares of common stock to a total of 13 investors for an aggregate purchase price of $9,674,983.

     (3) In January and February 1998, the Registrant issued and sold shares of Series D Preferred Stock convertible into an aggregate of 6,444,877 shares of common stock to a total of 26 investors for an aggregate purchase price of $32,748,354.

     (4) In March 1999, the Registrant issued and sold shares of Series E Preferred Stock convertible into an aggregate of 2,458,543 shares of common stock to a total of 7 investors for an aggregate purchase price of $17,799,114.

     (5) As of March 15, 1999, 1,550,264 shares of common stock had been issued upon exercise of options or pursuant to restricted stock purchase agreements and 3,334,318 shares of common stock were issuable upon exercise of outstanding options under the Registrant's 1995 and 1996 Stock Plan.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

     The issuance described in Item 15(a)(1) was or will be exempt from registration under Section 2(3) of the Securities Act on the basis that such transaction did not involve a "sale" of securities. The issuances described in Items 15(a)(2) through 15(a)(4) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Items 15(a)(5) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

       1.1*     Form of Underwriting Agreement.
       3.1      Amended and Restated Certificate of Incorporation of the
                Registrant.

       3.2 Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed and effective upon completion of this offering.

       3.3      Amended and Restated Bylaws of the Registrant.

       4.1*     Form of the Registrant's Common Stock Certificate.

       5.1*     Opinion of Venture Law Group, a Professional Corporation.

      10.1      Form of Indemnification Agreement.

      10.2* 1995 Stock Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.

      10.3* 1996 Stock Plan and form of stock option agreement and restricted stock purchase agreement.

      10.4* 1999 Employee Stock Purchase Plan and form of subscription agreement.

      10.5* 1999 Directors' Stock Option Plan and form of stock option agreement.

      10.6      Fourth Amended and Restated Investor Rights Agreement dated
                March 12, 1999.

      10.7 Voting Agreement dated January 23, 1998 and amendment thereto.

      10.8      Lease Agreement dated March 10, 1998 for offices at 800
                Chesapeake by and between Registrant and Seaport Centre
                Associates, LLC.

      10.9      Form of Change of Control Severance Agreement between the
                Registrant and the Registrant's Named Executive Officers.

      10.10     Relocation Agreement dated December 23, 1996 between the
                Registrant and Charles Parrish.

      10.11 Warrant Agreements to Purchase Series C Preferred Stock dated May 29, 1997 and July 17, 1997 by and between the Registrant and Comdisco, Inc.

      10.12     Letter Agreement dated August 18, 1997 with Malcolm Bird.

      10.13     Incentive Compensation Plan for Malcolm Bird dated January
                27, 1999.

      10.14**   OEM Master License Agreement with RSA Data Security dated
                December 2, 1996.
      10.15     Incentive Compensation Plan for Maurice Jeffery dated March
                19, 1999.

      21        Subsidiaries of the Registrant.

      23.1      Consent of Independent Accountants.

      23.2*     Consent of Counsel (included in Exhibit 5.1).

      24.1      Power of Attorney (see page II-5).

      27.1      Financial Data Schedule.

-------------------------
* To be supplied by amendment.

** Confidential treatment has been requested with respect to this exhibit.

(b) FINANCIAL STATEMENT SCHEDULES

     Financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on March 29, 1999.

                                          UNWIRED PLANET, INC.

                                          By:      /s/ ALAIN ROSSMANN
                                            ------------------------------------
                                              Alain Rossmann, Chief Executive
                                              Officer
                                              and Chairman

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alain Rossmann and Alan Black, and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                    TITLE                     DATE
                   ---------                                    -----                     ----
               /s/ ALAIN ROSSMANN                 Chief Executive Officer and        March 29, 1999
------------------------------------------------  Chairman (Principal Executive
                (Alain Rossmann)                  Officer)

                 /s/ ALAN BLACK                   Vice President, Finance and        March 29, 1999
------------------------------------------------  Administration, Chief Financial
                  (Alan Black)                    Officer and Treasurer (Principal
                                                  Financial and Accounting Officer)

                /s/ ROGER EVANS                   Director                           March 29, 1999
------------------------------------------------
                 (Roger Evans)

              /s/ CHARLES PARRISH                 Executive Vice President           March 29, 1999
------------------------------------------------  and Director
               (Charles Parrish)

               /s/ DAVID KRONFELD                 Director                           March 29, 1999
------------------------------------------------
                (David Kronfeld)

              /s/ ANDREW VERHALEN                 Director                           March 29, 1999
------------------------------------------------
               (Andrew Verhalen)

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER                             DESCRIPTION
      -------    ------------------------------------------------------------
       1.1*      Form of Underwriting Agreement.
       3.1       Amended and Restated Certificate of Incorporation of the
                 Registrant.
       3.2       Form of Amended and Restated Certificate of Incorporation of
                 the Registrant, to be filed and effective upon completion of this offering.
       3.3       Amended and Restated Bylaws of the Registrant.
       4.1*      Form of the Registrant's Common Stock Certificate.
       5.1*      Opinion of Venture Law Group, a Professional Corporation.
      10.1       Form of Indemnification Agreement.
      10.2*      1995 Stock Plan, as amended, and form of stock option
                 agreement and restricted stock purchase agreement.
      10.3*      1996 Stock Plan and form of stock option agreement and
                 restricted stock purchase agreement.
      10.4*      1999 Employee Stock Purchase Plan and form of subscription agreement.
      10.5*      1999 Directors' Stock Option Plan and form of stock option agreement.
      10.6       Fourth Amended and Restated Investor Rights Agreement dated
                 March 12, 1999.
      10.7       Voting Agreement dated January 23, 1998 and amendment
                 thereto.
      10.8       Lease Agreement dated March 10, 1998 for offices at 800
                 Chesapeake by and between Registrant and Seaport Centre
                 Associates, LLC.
      10.9       Form of Change of Control Severance Agreement between the
                 Registrant and the Registrant's Named Executive Officers.
      10.10      Relocation Agreement dated December 23, 1996 between the
                 Registrant and Charles Parrish.
      10.11      Warrant Agreements to Purchase Series C Preferred Stock
                 dated May 29, 1997 and July 17, 1997 by and between the
                 Registrant and Comdisco, Inc.
      10.12      Letter Agreement dated August 18, 1997 with Malcolm Bird.
      10.13      Incentive Compensation Plan for Malcolm Bird dated January
                 27, 1999.
      10.14**    OEM Master License Agreement with RSA Data Security dated
                 December 2, 1996.
      10.15      Incentive Compensation Plan for Maurice Jeffery dated March
                 19, 1999.
      21         Subsidiaries of the Registrant.
      23.1       Consent of Independent Accountants.
      23.2*      Consent of Counsel (included in Exhibit 5.1).
      24.1       Power of Attorney (see page II-5).
      27.1       Financial Data Schedule.

-------------------------
 * To be supplied by amendment.

** Confidential treatment has been requested with respect to this exhibit.